UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2016

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE INTO THE PROSPECTUS FORMING A PART OF MIZUHO FINANCIAL GROUP, INC.’S REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-213187) AND TO BE A PART OF SUCH PROSPECTUS FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2016

Mizuho Financial Group, Inc.

By:	/s/ Koichi Iida
Name:	Koichi Iida
Title:	Managing Executive Officer / Group CFO

For Immediate Release:

Financial Statements for the Second Quarter of Fiscal 2016 (Six months ended September 30, 2016) <Under Japanese GAAP>

Company Name:	Mizuho Financial Group, Inc. (“MHFG”)	November 14, 2016

Stock Code Number (Japan):	8411
Stock Exchange Listings:	Tokyo Stock Exchange (First Section), New York Stock Exchange
URL:	https://www.mizuho-fg.com/index.html
Representative:	Yasuhiro Sato	President & CEO
For Inquiry:	Masahiro Kosugi	General Manager of Accounting	Phone: +81-3-6838-6101
Filing of Shihanki Hokokusho (scheduled):		November 28, 2016	Trading Accounts: Established
Commencement of Dividend Payment (scheduled):		December 6, 2016
Supplementary Materials on Quarterly Results:		Attached
IR Conference on Quarterly Results:		Scheduled

Amounts less than one million yen are rounded down.

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2016 (for the six months ended September 30, 2016)

(1) Consolidated Results of Operations

	(%: Changes from the previous first half)
	Ordinary Income		Ordinary Profits		Profit Attributable to Owners of Parent
	¥ million	%	¥ million	%	¥ million	%
1H F2016	1,563,262	(4.5)	420,944	(26.7)	358,183	(6.7)
1H F2015	1,637,697	8.2	574,590	6.8	384,198	8.1

Note:	Comprehensive Income: 1H F2016: ¥199,853 million, 106.4%; 1H F2015: ¥96,820 million, (87.0)%

	Net Income per Share of Common Stock	Diluted Net Income per Share of Common Stock
	¥	¥
1H F2016	14.21	14.11
1H F2015	15.48	15.13

(2) Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2016	192,679,978	8,970,260	4.2
Fiscal 2015	193,458,580	9,353,244	4.2

Reference:	Own Capital: As of September 30, 2016: ¥8,253,934 million; As of March 31, 2016: ¥8,167,813 million

Note:

Own Capital Ratio is calculated as follows: (Total Net Assets - Stock Acquisition Rights - Non-controlling Interests) / Total Assets ×100

Own Capital Ratio stated above is not calculated based on the public notice of Own Capital Ratio.

2. Cash Dividends for Shareholders of Common Stock

	Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Fiscal 2015	—	3.75	—	3.75	7.50
Fiscal 2016	—	3.75
Fiscal 2016 (estimate)			—	3.75	7.50

Notes:	1.	Revision of the latest announced estimates for cash dividends for shareholders of common stock: No
	2.	Please refer to the following “Cash Dividends for Shareholders of Classified Stock” for cash dividends for shareholders of classified stock (unlisted), the rights of which are different from those of common stock.

3. Consolidated Earnings Estimates for Fiscal 2016 (for the fiscal year ending March 31, 2017)

	(%: Changes from the previous fiscal year)
	Profit Attributable to Owners of Parent		Net Income per Share of Common Stock
	¥ million	%	¥
Fiscal 2016	600,000	(10.5)	23.72

Notes:	1.	Revision of the latest announced earnings estimates for fiscal 2016: No
	2.	The number of shares of common stock used in the above calculation is based on the weighted average of “the average number of shares during the 1H of fiscal 2016” and “the number of shares as of September 30, 2016 (which is expected to be the average number of shares during the 2H of fiscal 2016)”.

* Notes

(1) Changes in Significant Subsidiaries during the Period (changes in specified subsidiaries accompanying changes in the scope of consolidation): No

(2) Changes in Accounting Policies and Accounting Estimates / Restatements

① Changes in accounting policies due to revisions of accounting standards, etc.: Yes

② Changes in accounting policies other than ① above: No

③ Changes in accounting estimates: No

④ Restatements: No

(Note)	For more information, please refer to “(1) Changes in Accounting Policies and Accounting Estimates / Restatements” on page 1-2 of the attachment.

(3) Issued Shares of Common Stock

① Period-end issued shares (including treasury stock):	As of September 30, 2016	25,386,307,945 shares	As of March 31, 2016	25,030,525,657 shares
② Period-end treasury stock:	As of September 30, 2016	21,895,432 shares	As of March 31, 2016	10,929,211 shares
③ Average number of outstanding shares :	1st Half of Fiscal 2016	25,204,800,899 shares	1st Half of Fiscal 2016	24,718,566,203 shares

Non-consolidated Financial Statements

1. Financial Highlights for the Second Quarter (First Half) of Fiscal 2016 (for the six months ended September 30, 2016)

(1) Non-Consolidated Results of Operations	(%: Changes from the previous first half)

	Operating Income		Operating Profits		Ordinary Profits		Net Income
	¥ million	%	¥ million	%	¥ million	%	¥ million	%
1H F2016	352,171	13.1	334,013	12.4	324,541	10.5	323,274	7.3
1H F2015	311,130	(13.8)	297,082	(14.6)	293,675	(15.3)	301,115	(13.0)

	Net Income per Share of Common Stock
		¥
1H F2016		12.82
1H F2015		12.12

(2) Non-Consolidated Financial Conditions

	Total Assets	Total Net Assets	Own Capital Ratio
	¥ million	¥ million	%
1H F2016	8,569,404	5,424,552	63.2
Fiscal 2015	7,064,211	5,197,208	73.5

Reference:	Own Capital: As of September 30, 2016: ¥5,422,798 million; As of March 31, 2016: ¥5,194,445 million

(Presentation of Implementation Status of Interim Review Procedure)

The semi-annual audit procedure of consolidated and non-consolidated interim financial statements based on the Financial Instruments and Exchange Law has not been completed at the time of the disclosure of these Financial Statements.

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

MHFG is a specified business company under “Cabinet Office Ordinance on Disclosure of Corporate Information, etc.” Article 17-15 clause 2 and prepares the interim consolidated and interim non-consolidated financial statements in the second quarter.

Cash Dividends for Shareholders of Classified Stock

Breakdown of cash dividends per share related to classified stock, the rights of which are different from those of common stock, is as follows:

Annual Cash Dividends per Share
	First Quarter-end	Second Quarter-end	Third Quarter-end	Fiscal Year-end	Total
	¥	¥	¥	¥	¥
Eleventh Series Class XI Preferred Stock
Fiscal 2015	—	10.00	—	10.00	20.00
Fiscal 2016	—

Note:	Mizuho Financial Group Inc. (“MHFG”) acquired all of the Eleventh Series Class XI Preferred Stock as of July 1, 2016 that had not been requested for acquisition by June 30, 2016 and cancelled all of the Eleventh Series Class XI Preferred Stock held by MHFG on July 13, 2016. Accordingly, cash dividend payments related to the Eleventh Series Class XI Preferred Stock will not be made in fiscal 2016.

Mizuho Financial Group, Inc.

m Contents of Attachment

1.	Matters Related to Summary Information (Notes)	p.1-2
	(1) Changes in Accounting Policies and Accounting Estimates / Restatements	p.1-2

2.	Interim Consolidated Financial Statements	p.1-3
	(1) Consolidated Balance Sheets	p.1-3
	(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	p.1-5
	(3) Consolidated Statements of Changes in Net Assets	p.1-7
	(4) Note for Assumption of Going Concern	p.1-8

3.	Interim Non-Consolidated Financial Statements	p.1-9
	(1) Non-Consolidated Balance Sheets	p.1-9
	(2) Non-Consolidated Statements of Income	p.1-10
	(3) Non-Consolidated Statements of Changes in Net Assets	p.1-11
øSELECTED FINANCIAL INFORMATION For the Second Quarter (First Half) of Fiscal 2016

[Note to XBRL]

Please note that the names of the English accounts contained in XBRL data, which are available through EDINET and TDNet, may be different from those of the English accounts in our financial statements.

An MHFG IR conference for institutional investors and analysts is scheduled for November 22, 2016 (Tuesday). The IR conference presentation materials and audio archive will be available for use by individual investors in the IR Information section of the Mizuho Financial Group HP immediately after the conference.

1-1

Mizuho Financial Group, Inc.

1. Matters Related to Summary Information (Notes)

(1) Changes in Accounting Policies and Accounting Estimates / Restatements

(Changes in Accounting Policies)

(Application of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets”)

MHFG has applied “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26, March 28, 2016) (hereinafter, the “Recoverability Implementation Guidance”) from this interim period ended September 30, 2016 and partially revised the accounting method of recoverability of deferred tax assets.

The Recoverability Implementation Guidance has been applied in accordance with the transitional treatment set forth in Article 49(4) of the Recoverability Implementation Guidance. The differences between (i) the amounts of Deferred Tax Assets and Deferred Tax Liabilities when provisions applicable from ① to ③ of Article 49(3) of the Recoverability Implementation Guidance were applied as of April 1, 2016, and (ii) the amounts of Deferred Tax Assets and Deferred Tax Liabilities at the end of the fiscal year ended March 31, 2016, were added to Retained Earnings as of April 1, 2016.

As a result, Deferred Tax Assets (before offset) and Retained Earnings each increased by ¥ 1,426 million as of April 1, 2016.

As a result of reflection of the effects on the Net Asset as of April 1, 2016, Retained Earnings increased by ¥1,426 million as of April 1, 2016 in the interim consolidated statements of changes in net assets.

1-2

Mizuho Financial Group, Inc.

2. Interim Consolidated Financial Statements

(1) Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2016	As of September 30, 2016
Assets
Cash and Due from Banks	¥36,315,471	¥42,715,384
Call Loans and Bills Purchased	893,545	899,865
Receivables under Resale Agreements	7,805,798	9,258,984
Guarantee Deposits Paid under Securities Borrowing Transactions	3,407,390	3,195,977
Other Debt Purchased	2,979,797	2,527,270
Trading Assets	13,004,522	12,511,953
Money Held in Trust	175,638	227,975
Securities	39,505,971	32,705,104
Loans and Bills Discounted	73,708,884	73,030,669
Foreign Exchange Assets	1,447,743	1,452,483
Derivatives other than for Trading Assets	3,157,752	2,957,197
Other Assets	4,144,131	4,272,085
Tangible Fixed Assets	1,085,791	1,071,524
Intangible Fixed Assets	804,567	869,070
Net Defined Benefit Asset	646,428	673,562
Deferred Tax Assets	36,517	77,011
Customers’ Liabilities for Acceptances and Guarantees	4,798,158	4,675,296
Reserves for Possible Losses on Loans	(459,531)	(441,438)

Total Assets	¥193,458,580	¥192,679,978

1-3

Mizuho Financial Group, Inc.

	Millions of yen
	As of March 31, 2016	As of September 30, 2016
Liabilities
Deposits	¥105,629,071	¥110,171,994
Negotiable Certificates of Deposit	11,827,533	9,568,325
Call Money and Bills Sold	2,521,008	1,791,651
Payables under Repurchase Agreements	16,833,346	17,739,258
Guarantee Deposits Received under Securities Lending Transactions	2,608,971	1,314,573
Commercial Paper	1,010,139	827,552
Trading Liabilities	10,276,133	9,878,751
Borrowed Money	7,503,543	7,243,394
Foreign Exchange Liabilities	492,473	582,971
Short-term Bonds	648,381	408,033
Bonds and Notes	6,120,928	7,131,121
Due to Trust Accounts	5,067,490	4,053,768
Derivatives other than for Trading Liabilities	2,571,597	2,001,471
Other Liabilities	5,532,596	5,755,737
Reserve for Bonus Payments	62,171	47,174
Reserve for Variable Compensation	2,836	1,488
Net Defined Benefit Liability	51,514	52,668
Reserve for Director and Corporate Auditor Retirement Benefits	1,685	1,376
Reserve for Possible Losses on Sales of Loans	267	3
Reserve for Contingencies	5,271	4,889
Reserve for Reimbursement of Deposits	16,154	15,828
Reserve for Reimbursement of Debentures	39,245	35,273
Reserves under Special Laws	2,024	2,219
Deferred Tax Liabilities	414,799	337,644
Deferred Tax Liabilities for Revaluation Reserve for Land	67,991	67,247
Acceptances and Guarantees	4,798,158	4,675,296

Total Liabilities	¥184,105,335	¥183,709,717

Net Assets
Common Stock and Preferred Stock	¥2,255,790	¥2,256,275
Capital Surplus	1,110,164	1,111,299
Retained Earnings	3,197,616	3,464,082
Treasury Stock	(3,609)	(5,098)

Total Shareholders’ Equity	6,559,962	6,826,558

Net Unrealized Gains (Losses) on Other Securities	1,296,039	1,134,348
Deferred Gains or Losses on Hedges	165,264	167,078
Revaluation Reserve for Land	148,483	146,794
Foreign Currency Translation Adjustments	(53,689)	(85,900)
Remeasurements of Defined Benefit Plans	51,752	65,055

Total Accumulated Other Comprehensive Income	1,607,851	1,427,376

Stock Acquisition Rights	2,762	1,754
Non-Controlling Interests	1,182,668	714,572

Total Net Assets	9,353,244	8,970,260

Total Liabilities and Net Assets	¥193,458,580	¥192,679,978

1-4

Mizuho Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

[Consolidated Statements of Income]

	Millions of yen
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Ordinary Income	¥1,637,697	¥1,563,262
Interest Income	720,592	678,188
Interest on Loans and Bills Discounted	463,500	442,430
Interest and Dividends on Securities	158,508	129,547
Fiduciary Income	26,399	24,729
Fee and Commission Income	369,856	359,011
Trading Income	145,813	213,872
Other Operating Income	186,370	165,262
Other Ordinary Income	188,664	122,198
Ordinary Expenses	1,063,107	1,142,318
Interest Expenses	197,081	241,807
Interest on Deposits	77,722	92,531
Fee and Commission Expenses	76,897	76,101
Trading Expenses	1,686	1,467
Other Operating Expenses	41,511	32,009
General and Administrative Expenses	673,456	704,164
Other Ordinary Expenses	72,475	86,766

Ordinary Profits	574,590	420,944

Extraordinary Gains	19,573	1,426
Extraordinary Losses	2,233	3,245

Income before Income Taxes	591,930	419,125

Income Taxes:
Current	134,814	101,907
Deferred	38,853	(63,140)

Total Income Taxes	173,667	38,766

Profit	418,262	380,358

Profit Attributable to Non-controlling Interests	34,064	22,175

Profit Attributable to Owners of Parent	¥384,198	¥358,183

1-5

Mizuho Financial Group, Inc.

[Consolidated Statements of Comprehensive Income]

	Millions of yen
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Profit	¥418,262	¥380,358
Other Comprehensive Income	(321,442)	(180,505)
Net Unrealized Gains (Losses) on Other Securities	(349,353)	(161,503)
Deferred Gains or Losses on Hedges	32,591	1,814
Revaluation Reserve for Land	10	(5)
Foreign Currency Translation Adjustments	(3,313)	(21,853)
Remeasurements of Defined Benefit Plans	(1,109)	13,420
Share of Other Comprehensive Income of Associates Accounted for Using Equity Method	(267)	(12,377)

Comprehensive Income	96,820	199,853

(Breakdown)
Comprehensive Income Attributable to Owners of Parent	63,060	179,392
Comprehensive Income Attributable to Non-controlling Interests	33,759	20,461

1-6

Mizuho Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,404	1,110,006	2,769,371	(3,616)	6,131,166
Cumulative Effects of Changes in Accounting Policies		935	(48,999)		(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,404	1,110,942	2,720,371	(3,616)	6,083,102
Changes during the period
Issuance of New Shares	386	386			772
Cash Dividends			(100,584)		(100,584)
Profit Attributable to Owners of Parent			384,198		384,198
Repurchase of Treasury Stock				(683)	(683)
Disposition of Treasury Stock		82		268	350
Transfer from Revaluation Reserve for Land			983		983
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	386	468	284,597	(415)	285,036

Balance as of the end of the period	2,255,790	1,111,410	3,004,969	(4,031)	6,368,139

	Accumulated Other Comprehensive Income
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income	Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
Balance as of the beginning of the period	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,800,538
Cumulative Effects of Changes in Accounting Policies									(48,063)
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,737,348	26,635	146,419	(40,454)	160,005	2,029,955	3,820	1,635,595	9,752,474
Changes during the period
Issuance of New Shares									772
Cash Dividends									(100,584)
Profit Attributable to Owners of Parent									384,198
Repurchase of Treasury Stock									(683)
Disposition of Treasury Stock									350
Transfer from Revaluation Reserve for Land									983
Net Changes in Items other than Shareholders’ Equity	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(772,680)
Total Changes during the period	(350,726)	32,469	(972)	(3,297)	404	(322,121)	(1,057)	(449,501)	(487,643)

Balance as of the end of the period	1,386,622	59,105	145,446	(43,751)	160,410	1,707,834	2,762	1,186,094	9,264,830

1-7

Mizuho Financial Group, Inc.

For the six months ended September 30, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Shareholders’ Equity
Balance as of the beginning of the period	2,255,790	1,110,164	3,197,616	(3,609)	6,559,962
Cumulative Effects of Changes in Accounting Policies			1,426		1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	2,255,790	1,110,164	3,199,042	(3,609)	6,561,388
Changes during the period
Issuance of New Shares	484	484			969
Cash Dividends			(94,827)		(94,827)
Profit Attributable to Owners of Parent			358,183		358,183
Repurchase of Treasury Stock				(1,869)	(1,869)
Disposition of Treasury Stock		(55)		380	324
Cancellation of Treasury Stock		(1)		1	—
Transfer from Revaluation Reserve for Land			1,683		1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders		706			706
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	484	1,134	265,039	(1,488)	265,170

Balance as of the end of the period	2,256,275	1,111,299	3,464,082	(5,098)	6,826,558

	Accumulated Other Comprehensive Income						Stock Acquisition Rights	Non-Controlling Interests	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities	Deferred Gains or Losses on Hedges	Revaluation Reserve for Land	Foreign Currency Translation Adjustments	Remeasurements of Defined Benefit Plans	Total Accumulated Other Comprehensive Income
Balance as of the beginning of the period	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,353,244
Cumulative Effects of Changes in Accounting Policies									1,426
Balance as of the beginning of the period reflecting Changes in Accounting Policies	1,296,039	165,264	148,483	(53,689)	51,752	1,607,851	2,762	1,182,668	9,354,670
Changes during the period
Issuance of New Shares									969
Cash Dividends									(94,827)
Profit Attributable to Owners of Parent									358,183
Repurchase of Treasury Stock									(1,869)
Disposition of Treasury Stock									324
Cancellation of Treasury Stock									—
Transfer from Revaluation Reserve for Land									1,683
Change in Treasury Shares of Parent Arising from Transactions with Non-controlling Shareholders									706
Net Changes in Items other than Shareholders’ Equity	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(649,579)
Total Changes during the period	(161,691)	1,814	(1,689)	(32,211)	13,302	(180,475)	(1,008)	(468,096)	(384,409)

Balance as of the end of the period	1,134,348	167,078	146,794	(85,900)	65,055	1,427,376	1,754	714,572	8,970,260

(4) Note for Assumption of Going Concern

There is no applicable information.

1-8

Mizuho Financial Group, Inc.

3. Interim Non-Consolidated Financial Statements

(1) Non-Consolidated Balance Sheets

	Millions of yen
	As of March 31, 2016	As of September 30, 2016
Assets
Current Assets
Cash and Due from Banks	¥16,442	¥84,155
Other Current Assets	74,374	88,204
Total Current Assets	90,816	172,359
Fixed Assets
Tangible Fixed Assets	165,803	165,626
Intangible Fixed Assets	8,451	11,502
Investments	6,799,139	8,219,915
Investments in Subsidiaries and Affiliates	6,022,661	6,009,518
Long-term Loans to Subsidiaries and Affiliates	624,517	2,063,960
Other Investments	151,961	146,436
Total Fixed Assets	6,973,394	8,397,044

Total Assets	¥7,064,211	¥8,569,404

Liabilities
Current Liabilities
Short-term Borrowings	¥686,345	¥515,560
Short-term Bonds	500,000	500,000
Accrued Corporate Taxes	29	446
Reserve for Bonus Payments	319	332
Reserve for Variable Compensation	343	240
Other Current Liabilities	10,171	19,072
Total Current Liabilities	1,197,207	1,035,651
Non-Current Liabilities
Bonds and Notes	584,517	1,998,960
Long-term Borrowings	40,000	65,000
Reserve for Employee Retirement Benefits	3,761	4,233
Other Non-Current Liabilities	41,516	41,006
Total Non-Current Liabilities	669,794	2,109,200

Total Liabilities	¥1,867,002	¥3,144,851

Net Assets
Shareholders’ Equity
Common Stock and Preferred Stock	¥2,255,790	¥2,256,275
Capital Surplus
Capital Reserve	1,195,682	1,196,167
Other Capital Surplus	147	91
Total Capital Surplus	1,195,830	1,196,258
Retained Earnings
Appropriated Reserve	4,350	4,350
Other Retained Earnings	1,698,699	1,927,146
Retained Earnings Brought Forward	1,698,699	1,927,146
Total Retained Earnings	1,703,049	1,931,496
Treasury Stock	(2,813)	(4,141)

Total Shareholders’ Equity	5,151,857	5,379,889

Valuation and Translation Adjustments
Net Unrealized Gains (Losses) on Other Securities, net of Taxes	42,588	42,909

Total Valuation and Translation Adjustments	42,588	42,909

Stock Acquisition Rights	2,762	1,754

Total Net Assets	5,197,208	5,424,552

Total Liabilities and Net Assets	¥7,064,211	¥8,569,404

1-9

Mizuho Financial Group, Inc.

(2) Non-Consolidated Statements of Income

	Millions of yen
	For the six months ended September 30, 2015	For the six months ended September 30, 2016
Operating Income	¥311,130	¥352,171
Operating Expenses
General and Administrative Expenses	14,047	18,158
Total Operating Expenses	14,047	18,158

Operating Profits	297,082	334,013

Non-Operating Income	5,983	17,198
Non-Operating Expenses	9,389	26,669

Ordinary Profits	293,675	324,541

Extraordinary Gains	8,147	—
Extraordinary Losses	2	8

Income before Income Taxes	301,821	324,532

Income Taxes:
Current	651	1,190
Deferred	54	67

Total Income Taxes	706	1,258

Net Income	¥301,115	¥323,274

1-10

Mizuho Financial Group, Inc.

(3) Non-Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2015

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,404	1,195,296	66	1,195,363	4,350	1,589,574	1,593,924	(3,011)	5,041,680
Changes during the period
Issuance of New Shares	386	386		386					772
Cash Dividends						(100,584)	(100,584)		(100,584)
Net Income						301,115	301,115		301,115
Repurchase of Treasury Stock								(8)	(8)
Disposition of Treasury Stock			82	82				210	292
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	386	386	82	468	—	200,531	200,531	202	201,587

Balance as of the end of the period	2,255,790	1,195,682	148	1,195,831	4,350	1,790,105	1,794,455	(2,809)	5,243,268

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	50,704	3,820	5,096,205
Changes during the period
Issuance of New Shares			772
Cash Dividends			(100,584)
Net Income			301,115
Repurchase of Treasury Stock			(8)
Disposition of Treasury Stock			292
Net Changes in Items other than Shareholders’ Equity	(17,170)	(1,057)	(18,228)
Total Changes during the period	(17,170)	(1,057)	183,359

Balance as of the end of the period	33,534	2,762	5,279,565

1-11

Mizuho Financial Group, Inc.

For the six months ended September 30, 2016

	Millions of yen
	Shareholders’ Equity
	Common Stock and Preferred Stock	Capital Surplus			Retained Earnings			Treasury Stock	Total Shareholders’ Equity
		Capital Reserve	Other Capital Surplus	Total Capital Surplus	Appropriated Reserve	Other Retained Earnings	Total Retained Earnings
						Retained Earnings Brought Forward
Balance as of the beginning of the period	2,255,790	1,195,682	147	1,195,830	4,350	1,698,699	1,703,049	(2,813)	5,151,857
Changes during the period
Issuance of New Shares	484	484		484					969
Cash Dividends						(94,827)	(94,827)		(94,827)
Net Income						323,274	323,274		323,274
Repurchase of Treasury Stock								(1,430)	(1,430)
Disposition of Treasury Stock			(55)	(55)				101	46
Cancellation of Treasury Stock			(1)	(1)				1	—
Net Changes in Items other than Shareholders’ Equity
Total Changes during the period	484	484	(56)	428	—	228,446	228,446	(1,327)	228,031

Balance as of the end of the period	2,256,275	1,196,167	91	1,196,258	4,350	1,927,146	1,931,496	(4,141)	5,379,889

	Valuation and Translation Adjustments	Stock Acquisition Rights	Total Net Assets
	Net Unrealized Gains (Losses) on Other Securities, net of Taxes
Balance as of the beginning of the period	42,588	2,762	5,197,208
Changes during the period
Issuance of New Shares			969
Cash Dividends			(94,827)
Net Income			323,274
Repurchase of Treasury Stock			(1,430)
Disposition of Treasury Stock			46
Cancellation of Treasury Stock			—
Net Changes in Items other than Shareholders’ Equity	320	(1,008)	(687)
Total Changes during the period	320	(1,008)	227,343

Balance as of the end of the period	42,909	1,754	5,424,552

1-12

SELECTED FINANCIAL INFORMATION

For the Second Quarter (First Half) of Fiscal 2016

(Six months ended September 30, 2016)

<Under Japanese GAAP>

Mizuho Financial Group, Inc.

C O N T E N T S

Notes:

“CON”: Consolidated figures for Mizuho Financial Group, Inc. (“MHFG”)

“NON”: Non-consolidated figures for Mizuho Financial Group, Inc., Mizuho Bank, Ltd. (“MHBK”) and Mizuho Trust & Banking Co., Ltd. (“MHTB”)

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2016	See above Notes		Page

1. Income Analysis	CON	NON	2-1

2. Interest Margins (Domestic Operations)	NON		2-5

3. Use and Source of Funds	NON		2-6

4. Net Gains/Losses on Securities	CON	NON	2-7

5. Unrealized Gains/Losses on Securities	CON	NON	2-9

6. Projected Redemption Amounts for Securities	NON		2-11

7. Overview of Derivative Transactions Qualifying for Hedge Accounting	NON		2-12

8. Employee Retirement Benefits	NON	CON	2-13

9. Capital Ratio	CON	NON	2-15

II. REVIEW OF CREDITS	See above Notes		Page

1. Status of Non-Accrual, Past Due & Restructured Loans	CON	NON	2-16

2. Status of Reserves for Possible Losses on Loans	CON	NON	2-18

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans	CON	NON	2-19

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)	CON	NON	2-20

5. Coverage on Disclosed Claims under the FRA	NON		2-22

6. Overview of Non-Performing Loans(“NPLs”)	NON		2-24

7. Results of Removal of NPLs from the Balance Sheet	NON		2-25

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry	NON		2-26

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry	NON		2-28

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans	NON		2-29

(2) Loans to SMEs and Individual Customers	NON		2-29

10. Status of Loans by Region	NON		2-30

III. DEFERRED TAXES	See above Notes		Page

1. Estimation for Calculating Deferred Tax Assets	NON		2-31

IV. OTHERS	See above Notes		Page

1. Breakdown of Deposits (Domestic Offices)	NON		2-33

2. Number of Directors and Employees	NON		2-34

3. Number of Branches and Offices	NON		2-35

4. Earnings Plan for Fiscal 2016	CON	NON	2-36

Attachments			Page

Mizuho Bank, Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-37

Comparison of Non-Consolidated Statements of Income (selected items)			2-38

Mizuho Trust & Banking Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-39

Comparison of Non-Consolidated Statements of Income (selected items)			2-40

Statement of Trust Assets and Liabilities			2-41

Comparison of Balances of Principal Items			2-42

Mizuho Securities Co., Ltd.

Comparison of Non-Consolidated Balance Sheets (selected items)			2-43

Comparison of Non-Consolidated Statements of Income (selected items)			2-44

This immediate release contains statements that constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including estimates, forecasts, targets and plans. Such forward-looking statements do not represent any guarantee by management of future performance.

In many cases, but not all, we use such words as “aim,” “anticipate,” “believe,” “endeavor,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “strive,” “target” and similar expressions in relation to us or our management to identify forward-looking statements. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions.

We may not be successful in implementing our business strategies, and management may fail to achieve its targets, for a wide range of possible reasons, including, without limitation: incurrence of significant credit-related costs; declines in the value of our securities portfolio; changes in interest rates; foreign currency fluctuations; decrease in the market liquidity of our assets; revised assumptions or other changes related to our pension plans; a decline in our deferred tax assets; the effect of financial transactions entered into for hedging and other similar purposes; failure to maintain required capital adequacy ratio levels; downgrades in our credit ratings; our ability to avoid reputational harm; our ability to implement our Medium-term Business Plan, realize the synergy effects of “One MIZUHO,” and implement other strategic initiatives and measures effectively; the effectiveness of our operational, legal and other risk management policies; the effect of changes in general economic conditions in Japan and elsewhere; and changes to applicable laws and regulations.

Further information regarding factors that could affect our financial condition and results of operations is included in “Item 3.D. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”), which is available in the Financial Information section of our web page at www.mizuho-fg.com/index.html and also at the SEC’s web site at www.sec.gov.

We do not intend to update our forward-looking statements. We are under no obligation, and disclaim any obligation, to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by the rules of the Tokyo Stock Exchange.

Mizuho Financial Group, Inc.

I. FINANCIAL DATA FOR THE FIRST HALF OF FISCAL 2016

1. Income Analysis

Consolidated

		(Millions of yen)
		First Half of Fiscal 2016
			Change	First Half of Fiscal 2015
Consolidated Gross Profits	1	1,089,677	(42,179)	1,131,857
Net Interest Income	2	436,380	(87,131)	523,511
Fiduciary Income	3	24,729	(1,669)	26,399
Credit Costs for Trust Accounts	4	—	—	—
Net Fee and Commission Income	5	282,910	(10,048)	292,958
Net Trading Income	6	212,404	68,277	144,127
Net Other Operating Income	7	133,252	(11,607)	144,859
General and Administrative Expenses	8	(704,164)	(30,708)	(673,456)
Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans)	9	(10,313)	3,737	(14,050)
Losses on Write-offs of Loans	10	(10,480)	3,740	(14,220)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	11	23,843	5,844	17,998
Net Gains (Losses) related to Stocks	12	60,862	(53,988)	114,850
Equity in Income from Investments in Affiliates	13	11,327	(5,201)	16,529
Other	14	(50,288)	(31,149)	(19,139)

Ordinary Profits	15	420,944	(153,645)	574,590

Net Extraordinary Gains (Losses)	16	(1,819)	(19,159)	17,340
Income before Income Taxes	17	419,125	(172,804)	591,930
Income Taxes—Current	18	(101,907)	32,906	(134,814)
—Deferred	19	63,140	101,994	(38,853)
Profit	20	380,358	(37,903)	418,262
Profit Attributable to Non-controlling Interests	21	(22,175)	11,889	(34,064)

Profit Attributable to Owners of Parent	22	358,183	(26,014)	384,198

Credit-related Costs (including Credit Costs for Trust Accounts)	23	13,529	9,581	3,948

* Credit-related Costs [23] =   Expenses related to Portfolio Problems (including Reversal of (Provision for) General Reserve for Losses on Loans) [9] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [11] + Credit Costs for Trust Accounts [4]

(Reference)
Consolidated Net Business Profits	24	403,245	(43,480)	446,725

* Consolidated Net Business Profits [24] =    Consolidated Gross Profits [1] – General and Administrative Expenses (excluding Non-Recurring Losses) + Equity in Income from Investments in Affiliates and certain other consolidation adjustments

Number of consolidated subsidiaries	25	142	(5)	147
Number of affiliates under the equity method	26	22	(2)	24

2-1

Mizuho Financial Group, Inc.

Aggregate Figures for the 2 Banks

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2016				First Half of Fiscal 2015
		MHBK	MHTB	Aggregate Figures	Change
Gross Profits	1	707,357	60,815	768,172	(54,809)	822,982
Domestic Gross Profits	2	419,605	54,575	474,180	(2,531)	476,711
Net Interest Income	3	260,933	12,363	273,296	(26,709)	300,006
Fiduciary Income	4		24,295	24,295	(2,487)	26,782
Trust Fees for Jointly Operated Designated Money Trust	5		1,596	1,596	141	1,455
Credit Costs for Trust Accounts *	6		—	—	—	—
Net Fee and Commission Income	7	114,490	12,718	127,208	5,575	121,633
Net Trading Income	8	(5,326)	1,590	(3,736)	(7,385)	3,648
Net Other Operating Income	9	49,508	3,607	53,116	28,475	24,640
International Gross Profits	10	287,752	6,239	293,992	(52,278)	346,270
Net Interest Income	11	101,427	2,936	104,363	(46,515)	150,878
Net Fee and Commission Income	12	69,129	(587)	68,542	(8,762)	77,305
Net Trading Income	13	80,390	(1,113)	79,276	38,834	40,442
Net Other Operating Income	14	36,804	5,004	41,809	(35,834)	77,644
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(423,676)	(40,662)	(464,339)	(7,745)	(456,593)
Expense Ratio	16	59.8%	66.8%	60.4%	4.9%	55.4%
Personnel Expenses	17	(156,150)	(19,078)	(175,229)	(4,773)	(170,456)
Non-Personnel Expenses	18	(238,715)	(19,514)	(258,230)	(1,208)	(257,022)
Premium for Deposit Insurance	19	(16,079)	(708)	(16,788)	(882)	(15,905)
Miscellaneous Taxes	20	(28,810)	(2,069)	(30,879)	(1,764)	(29,115)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	283,681	20,152	303,833	(62,555)	366,389

Excluding Net Gains (Losses) related to Bonds	22	190,713	11,521	202,234	(87,164)	289,399

Reversal of (Provision for) General Reserve for Losses on Loans	23	8,685	—	8,685	8,685	—

Net Business Profits	24	292,366	20,152	312,518	(53,870)	366,389

Net Gains (Losses) related to Bonds	25	92,967	8,631	101,598	24,609	76,989

Net Non-Recurring Gains (Losses)	26	(11,196)	10,699	(496)	(75,905)	75,409
Net Gains (Losses) related to Stocks	27	51,346	14,039	65,385	(34,270)	99,656
Expenses related to Portfolio Problems	28	(15,823)	(2)	(15,825)	(3,810)	(12,015)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	16,094	471	16,565	5,017	11,548
Other	30	(62,813)	(3,809)	(66,622)	(42,842)	(23,780)

Ordinary Profits	31	281,170	30,851	312,022	(129,775)	441,798

Net Extraordinary Gains (Losses)	32	(1,220)	(61)	(1,282)	(6,297)	5,014
Net Gains (Losses) on Disposition of Fixed Assets	33	184	(61)	122	(5,161)	5,284
Losses on Impairment of Fixed Assets	34	(1,405)	—	(1,405)	(1,135)	(269)
Income before Income Taxes	35	279,949	30,789	310,739	(136,072)	446,812
Income Taxes—Current	36	(76,978)	(7,952)	(84,930)	31,518	(116,448)
—Deferred	37	9,716	(261)	9,455	35,770	(26,315)

Net Income	38	212,688	22,576	235,264	(68,783)	304,048

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	8,955	469	9,425	9,892	(466)

* Credit-related Costs [39] =    Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40		—	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	8,685	352	9,038	7,209	1,829
Losses on Write-offs of Loans	42	7,427	(2)	7,425	10,637	(3,211)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	(7,091)	118	(6,973)	(7,548)	575
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	4	0	4	(580)	584
Reversal of (Provision for) Reserve for Contingencies	45	362	—	362	169	192
Other (including Losses on Sales of Loans)	46	(431)	—	(431)	5	(437)
Total	47	8,955	469	9,425	9,892	(466)

2-2

Mizuho Financial Group, Inc.

Mizuho Bank

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2016
			Change	First Half of Fiscal 2015
Gross Profits	1	707,357	(48,921)	756,279
Domestic Gross Profits	2	419,605	(3,058)	422,663
Net Interest Income	3	260,933	(23,865)	284,799
Net Fee and Commission Income	4	114,490	4,376	110,113
Net Trading Income	5	(5,326)	(11,491)	6,164
Net Other Operating Income	6	49,508	27,922	21,586
International Gross Profits	7	287,752	(45,863)	333,616
Net Interest Income	8	101,427	(44,631)	146,058
Net Fee and Commission Income	9	69,129	(8,454)	77,584
Net Trading Income	10	80,390	43,353	37,037
Net Other Operating Income	11	36,804	(36,130)	72,935
General and Administrative Expenses (excluding Non-Recurring Losses)	12	(423,676)	(5,845)	(417,831)
Expense Ratio	13	59.8%	4.6%	55.2%
Personnel Expenses	14	(156,150)	(3,665)	(152,485)
Non-Personnel Expenses	15	(238,715)	(448)	(238,266)
Premium for Deposit Insurance	16	(16,079)	(794)	(15,285)
Miscellaneous Taxes	17	(28,810)	(1,730)	(27,079)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	18	283,681	(54,767)	338,448

Excluding Net Gains (Losses) related to Bonds	19	190,713	(78,642)	269,355

Reversal of (Provision for) General Reserve for Losses on Loans	20	8,685	8,685	—

Net Business Profits	21	292,366	(46,082)	338,448

Net Gains (Losses) related to Bonds	22	92,967	23,874	69,092

Net Non-Recurring Gains (Losses)	23	(11,196)	(83,802)	72,606
Net Gains (Losses) related to Stocks	24	51,346	(45,591)	96,938
Expenses related to Portfolio Problems	25	(15,823)	(3,808)	(12,015)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	26	16,094	5,566	10,528
Other	27	(62,813)	(39,969)	(22,844)

Ordinary Profits	28	281,170	(129,884)	411,055

Net Extraordinary Gains (Losses)	29	(1,220)	(5,492)	4,271
Net Gains (Losses) on Disposition of Fixed Assets	30	184	(4,356)	4,541
Losses on Impairment of Fixed Assets	31	(1,405)	(1,135)	(269)
Income before Income Taxes	32	279,949	(135,377)	415,326
Income Taxes—Current	33	(76,978)	33,172	(110,150)
—Deferred	34	9,716	32,467	(22,750)

Net Income	35	212,688	(69,737)	282,426

Credit-related Costs	36	8,955	10,443	(1,487)

* Credit-related Costs  [36] =   Expenses related to Portfolio Problems [25] + Reversal of (Provision for) General Reserve for Losses on Loans [20] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [26]

(Reference) Breakdown of Credit-related Costs
Reversal of (Provision for) General Reserve for Losses on Loans	37	8,685	7,427	1,257
Losses on Write-offs of Loans	38	7,427	10,639	(3,211)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	39	(7,091)	(7,218)	126
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	40	4	(580)	584
Reversal of (Provision for) Reserve for Contingencies	41	362	169	192
Other (including Losses on Sales of Loans)	42	(431)	5	(437)
Total	43	8,955	10,443	(1,487)

2-3

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

Non-Consolidated

		(Millions of yen)
		First Half of Fiscal 2016		First Half of Fiscal 2015
			Change
Gross Profits	1	60,815	(5,887)	66,703
Domestic Gross Profits	2	54,575	527	54,048
Net Interest Income	3	12,363	(2,843)	15,207
Fiduciary Income	4	24,295	(2,487)	26,782
Trust Fees for Jointly Operated Designated Money Trust	5	1,596	141	1,455
Credit Costs for Trust Accounts *	6	—	—	—
Net Fee and Commission Income	7	12,718	1,198	11,519
Net Trading Income	8	1,590	4,106	(2,516)
Net Other Operating Income	9	3,607	553	3,054
International Gross Profits	10	6,239	(6,414)	12,654
Net Interest Income	11	2,936	(1,884)	4,820
Net Fee and Commission Income	12	(587)	(307)	(279)
Net Trading Income	13	(1,113)	(4,518)	3,404
Net Other Operating Income	14	5,004	295	4,708
General and Administrative Expenses (excluding Non-Recurring Losses)	15	(40,662)	(1,900)	(38,762)
Expense Ratio	16	66.8%	8.7%	58.1%
Personnel Expenses	17	(19,078)	(1,107)	(17,971)
Non-Personnel Expenses	18	(19,514)	(759)	(18,755)
Premium for Deposit Insurance	19	(708)	(88)	(619)
Miscellaneous Taxes	20	(2,069)	(33)	(2,035)

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	21	20,152	(7,788)	27,940

Excluding Net Gains (Losses) related to Bonds	22	11,521	(8,522)	20,043

Reversal of (Provision for) General Reserve for Losses on Loans	23	—	—	—

Net Business Profits	24	20,152	(7,788)	27,940

Net Gains (Losses) related to Bonds	25	8,631	734	7,897

Net Non-Recurring Gains (Losses)	26	10,699	7,897	2,802
Net Gains (Losses) related to Stocks	27	14,039	11,321	2,717
Expenses related to Portfolio Problems	28	(2)	(2)	(0)
Gains on Reversal of Reserves for Possible Losses on Loans, and others	29	471	(548)	1,020
Other	30	(3,809)	(2,873)	(936)

Ordinary Profits	31	30,851	108	30,742

Net Extraordinary Gains (Losses)	32	(61)	(804)	742
Net Gains (Losses) on Disposition of Fixed Assets	33	(61)	(804)	742
Losses on Impairment of Fixed Assets	34	—	—	—
Income before Income Taxes	35	30,789	(695)	31,485
Income Taxes—Current	36	(7,952)	(1,653)	(6,298)
—Deferred	37	(261)	3,303	(3,564)

Net Income	38	22,576	953	21,622

* Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) excludes the amounts of “Credit Costs for Trust Accounts” [6].

Credit-related Costs	39	469	(551)	1,020

* Credit-related Costs [39] =   Expenses related to Portfolio Problems [28] + Reversal of (Provision for) General Reserve for Losses on Loans [23] + Gains on Reversal of Reserves for Possible Losses on Loans, and others [29] + Credit Costs for Trust Accounts [6]

(Reference) Breakdown of Credit-related Costs
Credit Costs for Trust Accounts	40	—	—	—
Reversal of (Provision for) General Reserve for Losses on Loans	41	352	(218)	571
Losses on Write-offs of Loans	42	(2)	(2)	(0)
Reversal of (Provision for) Specific Reserve for Possible Losses on Loans	43	118	(330)	449
Reversal of (Provision for) Reserve for Possible Losses on Loans to Restructuring Countries	44	0	0	—
Reversal of (Provision for) Reserve for Contingencies	45	—	—	—
Other (including Losses on Sales of Loans)	46	—	—	—
Total	47	469	(551)	1,020

2-4

Mizuho Financial Group, Inc.

2. Interest Margins (Domestic Operations)

Non-Consolidated

			(%)
Mizuho Bank			First Half of Fiscal 2016		First Half of Fiscal 2015
				Change
Return on Interest-Earning Assets		1	0.57	(0.06)	0.64
Return on Loans and Bills Discounted *[1]		2	0.90	(0.09)	1.00
Return on Securities		3	0.48	0.01	0.47
Cost of Funding (including Expenses)		4	0.73	0.00	0.73
Cost of Deposits (including Expenses)		5	0.79	(0.01)	0.80
Cost of Deposits *[2]		6	0.01	(0.03)	0.04
Cost of Other External Liabilities		7	0.20	0.03	0.17

Net Interest Margin	(1)-(4)	8	(0.15)	(0.07)	(0.08)
Loan and Deposit Rate Margin (including Expenses)	(2)-(5)	9	0.10	(0.08)	0.19
Loan and Deposit Rate Margin	(2)-(6)	10	0.89	(0.06)	0.96

*1  Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).

*2  Deposits include Negotiable Certificates of Deposit (“NCDs”).

(Reference) After excluding loans to the Japanese government and others

Return on Loans and Bills Discounted		11	0.96	(0.10)	1.06
Loan and Deposit Rate Margin (including Expenses)	(11)-(5)	12	0.17	(0.08)	0.25
Loan and Deposit Rate Margin	(11)-(6)	13	0.95	(0.07)	1.02

			(%)
Mizuho Trust & Banking			First Half of Fiscal 2016		First Half of Fiscal 2015
				Change
Return on Interest-Earning Assets		14	0.49	(0.18)	0.68
Return on Loans and Bills Discounted *[1]		15	0.68	(0.23)	0.91
Return on Securities		16	0.76	(0.29)	1.06
Cost of Funding		17	0.09	(0.07)	0.16
Cost of Deposits *[2]		18	0.04	(0.03)	0.07

Net Interest Margin	(14)-(17)	19	0.40	(0.11)	0.52
Loan and Deposit Rate Margin	(15)-(18)	20	0.64	(0.19)	0.83

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG). *2 Deposits include NCDs. (Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		21	0.75	(0.16)	0.92
Loan and Deposit Rate Margin	(21)-(18)	22	0.71	(0.13)	0.84

(Reference)			(%)
Aggregate Figures for the 2 Banks			First Half of Fiscal 2016		First Half of Fiscal 2015
				Change
Return on Loans and Bills Discounted *[1]		23	0.88	(0.10)	0.99
Cost of Deposits *[2]		24	0.01	(0.03)	0.04

Loan and Deposit Rate Margin	(23)-(24)	25	0.87	(0.07)	0.95

*1 Return on Loans and Bills Discounted excludes loans to financial institutions (including MHFG).
*2 Deposits include NCDs.
(Reference) After excluding loans to the Japanese government and others
Return on Loans and Bills Discounted		26	0.94	(0.11)	1.05
Loan and Deposit Rate Margin	(26)-(24)	27	0.93	(0.07)	1.01

2-5

Mizuho Financial Group, Inc.

3. Use and Source of Funds

Non-Consolidated

Mizuho Bank

	(Millions of yen, %)
	First Half of Fiscal 2016				First Half of Fiscal 2015
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	140,372,105	0.81	(2,017,379)	(0.04)	142,389,485	0.85
Loans and Bills Discounted	68,297,590	1.13	(2,191,933)	(0.00)	70,489,523	1.13
Securities	31,438,449	0.76	(6,196,201)	(0.00)	37,634,651	0.76

Source of Funds	140,082,105	0.29	(1,959,741)	0.04	142,041,847	0.24
Deposits	102,255,276	0.15	8,050,164	0.03	94,205,111	0.12
NCDs	9,334,025	0.37	(6,723,681)	0.17	16,057,707	0.20

(Domestic Operations)
Use of Funds	98,899,606	0.57	(1,704,621)	(0.06)	100,604,227	0.64
Loans and Bills Discounted	46,087,694	0.89	(1,243,518)	(0.10)	47,331,212	0.99
Securities	19,678,561	0.48	(5,760,475)	0.01	25,439,036	0.47

Source of Funds	98,937,606	0.05	(1,215,182)	(0.02)	100,152,788	0.08
Deposits	80,746,519	0.01	6,651,088	(0.02)	74,095,430	0.03
NCDs	5,924,246	0.01	(4,758,106)	(0.06)	10,682,352	0.08

(International Operations)
Use of Funds	44,374,602	1.29	(870,816)	0.04	45,245,418	1.25
Loans and Bills Discounted	22,209,896	1.62	(948,414)	0.21	23,158,311	1.41
Securities	11,759,887	1.22	(435,726)	(0.15)	12,195,614	1.37

Source of Funds	44,046,602	0.84	(1,302,617)	0.24	45,349,219	0.60
Deposits	21,508,756	0.69	1,399,075	0.24	20,109,680	0.45
NCDs	3,409,779	1.01	(1,965,575)	0.57	5,375,354	0.43

Mizuho Trust & Banking (Banking Account)

	(Millions of yen, %)
	First Half of Fiscal 2016				First Half of Fiscal 2015
			Change
	Average Balance	Rate	Average Balance	Rate	Average Balance	Rate
(Total)
Use of Funds	6,656,213	0.60	418,998	(0.21)	6,237,214	0.81
Loans and Bills Discounted	3,491,245	0.73	399,748	(0.18)	3,091,496	0.92
Securities	1,269,233	0.98	(187,131)	(0.41)	1,456,364	1.40

Source of Funds	6,639,593	0.14	639,455	(0.03)	6,000,137	0.18
Deposits	3,093,483	0.04	342,225	(0.03)	2,751,257	0.07
NCDs	303,689	0.02	(225,231)	(0.05)	528,921	0.08

(Domestic Operations)
Use of Funds	6,070,639	0.49	373,040	(0.18)	5,697,598	0.68
Loans and Bills Discounted	3,260,320	0.68	390,939	(0.23)	2,869,380	0.91
Securities	818,540	0.76	(217,175)	(0.29)	1,035,716	1.06

Source of Funds	6,033,181	0.09	618,919	(0.07)	5,414,261	0.16
Deposits	3,075,047	0.04	337,054	(0.03)	2,737,993	0.07
NCDs	303,689	0.02	(225,231)	(0.05)	528,921	0.08

(International Operations)
Use of Funds	715,201	1.36	35,175	(0.36)	680,026	1.72
Loans and Bills Discounted	230,924	1.52	8,808	0.48	222,115	1.03
Securities	450,692	1.38	30,044	(0.85)	420,648	2.23

Source of Funds	736,039	0.53	9,753	0.23	726,286	0.29
Deposits	18,435	0.63	5,171	0.41	13,264	0.22
NCDs	—	—	—	—	—	—

2-6

Mizuho Financial Group, Inc.

4. Net Gains/Losses on Securities

Consolidated

	(Millions of yen)
	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	102,553	25,202	77,351
Gains on Sales and Others	116,863	21,002	95,861
Losses on Sales and Others	(10,881)	13,207	(24,088)
Impairment (Devaluation)	(829)	(507)	(322)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,598)	(8,499)	5,900

	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	60,862	(53,988)	114,850
Gains on Sales	76,772	(56,426)	133,199
Losses on Sales	(5,912)	9,724	(15,636)
Impairment (Devaluation)	(5,005)	(3,904)	(1,100)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(2)	2
Gains (Losses) on Derivatives other than for Trading	(4,993)	(3,379)	(1,613)

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	101,598	24,609	76,989
Gains on Sales and Others	116,130	20,070	96,059
Losses on Sales and Others	(11,104)	13,547	(24,651)
Impairment (Devaluation)	(828)	(509)	(319)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,598)	(8,499)	5,900

	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	65,385	(34,270)	99,656
Gains on Sales	76,161	(40,693)	116,854
Losses on Sales	(4,518)	10,261	(14,780)
Impairment (Devaluation)	(1,263)	(457)	(806)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(2)	2
Gains (Losses) on Derivatives other than for Trading	(4,993)	(3,379)	(1,613)

2-7

Mizuho Financial Group, Inc.

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	92,967	23,874	69,092
Gains on Sales and Others	105,789	20,628	85,160
Losses on Sales and Others	(9,556)	8,551	(18,108)
Impairment (Devaluation)	(828)	(509)	(319)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(2,436)	(4,795)	2,359

	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	51,346	(45,591)	96,938
Gains on Sales	61,906	(50,553)	112,459
Losses on Sales	(4,481)	8,733	(13,215)
Impairment (Devaluation)	(1,260)	(462)	(798)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(0)	0
Gains (Losses) on Derivatives other than for Trading	(4,816)	(3,308)	(1,508)

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Bonds	8,631	734	7,897
Gains on Sales and Others	10,340	(558)	10,898
Losses on Sales and Others	(1,547)	4,995	(6,542)
Impairment (Devaluation)	—	—	—
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	—	—
Gains (Losses) on Derivatives other than for Trading	(162)	(3,703)	3,541

	First Half of Fiscal 2016		First Half of Fiscal 2015
		Change
Net Gains (Losses) related to Stocks	14,039	11,321	2,717
Gains on Sales	14,255	9,859	4,395
Losses on Sales	(36)	1,528	(1,565)
Impairment (Devaluation)	(3)	4	(8)
Reversal of (Provision for) Reserve for Possible Losses on Investments	—	(1)	1
Gains (Losses) on Derivatives other than for Trading	(176)	(70)	(105)

2-8

Mizuho Financial Group, Inc.

5. Unrealized Gains/Losses on Securities

¢ Securities for which it is deemed to be extremely difficult to determine the fair value are excluded.

Consolidated

(1) Other Securities

	(Millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	28,403,769	1,646,991	1,836,712	189,721	1,881,867	2,059,653	177,785
Japanese Stocks	3,227,085	1,428,096	1,512,427	84,331	1,610,444	1,681,963	71,518
Japanese Bonds	13,495,391	88,333	104,157	15,824	136,507	148,010	11,502
Japanese Government Bonds	10,374,817	53,991	56,931	2,939	95,841	96,247	406
Other	11,681,292	130,561	220,127	89,565	134,915	229,679	94,764
Foreign Bonds	8,952,774	47,303	64,950	17,647	41,068	67,936	26,867

*	In addition to “Securities” on the consolidated balance sheets, NCDs in “Cash and Due from Banks,” certain items in “Other Debt Purchased” and certain items in “Other Assets” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the consolidated balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the consolidated balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the consolidated balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥15,052 million and ¥26,715 million, which were recognized in the statement of income for September 30, 2016 and March 31, 2016, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax and consolidation adjustments as of September 30, 2016 and March 31, 2016 are ¥1,631,939 million and ¥1,855,152 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax and consolidation adjustments, excluding the amount recognized in the statement of income by applying the fair-value hedge method, including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2016 and March 31, 2016 are ¥1,134,348 million and ¥1,296,039 million, respectively.

(2) Bonds Held to Maturity

	(Millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Bonds Held to Maturity	4,258,676	59,242	60,271	1,029	55,634	61,012	5,378
Non-Consolidated
(1) Other Securities
Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Book Value (=Fair Value)	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Other Securities	27,360,566	1,454,588	1,649,663	195,075	1,683,177	1,866,086	182,908
Japanese Stocks	3,152,080	1,359,327	1,450,377	91,050	1,538,996	1,616,269	77,272
Japanese Bonds	13,282,572	88,114	103,918	15,804	136,369	147,837	11,467
Japanese Government Bonds	10,374,571	53,974	56,914	2,939	95,823	96,229	405
Other	10,925,913	7,146	95,367	88,220	7,811	101,979	94,168
Foreign Bonds	8,661,762	45,407	62,958	17,550	38,292	65,084	26,791
Mizuho Bank
Other Securities	26,141,509	1,350,496	1,536,306	185,809	1,561,480	1,736,571	175,090
Japanese Stocks	2,939,362	1,262,410	1,349,417	87,007	1,426,461	1,500,946	74,484
Japanese Bonds	12,746,945	87,094	102,376	15,282	134,139	145,317	11,178
Japanese Government Bonds	9,894,060	53,088	55,708	2,620	93,595	94,000	405
Other	10,455,202	991	84,512	83,520	880	90,308	89,427
Foreign Bonds	8,330,863	40,082	57,346	17,264	32,634	59,229	26,595
Mizuho Trust & Banking
Other Securities	1,219,056	104,091	113,357	9,265	121,696	129,514	7,817
Japanese Stocks	212,718	96,917	100,959	4,042	112,535	115,323	2,787
Japanese Bonds	535,626	1,019	1,541	522	2,230	2,519	289
Japanese Government Bonds	480,510	885	1,205	319	2,228	2,228	0
Other	470,711	6,155	10,855	4,700	6,930	11,671	4,740
Foreign Bonds	330,898	5,325	5,612	286	5,658	5,854	196

*	In addition to “Securities” on the balance sheets, NCDs in “Cash and Due from Banks” and certain items in “Other Debt Purchased” are also included.
*	Fair value of Japanese stocks with a quoted market price is determined based on the average quoted market price over the month preceding the balance sheet date. Fair value of securities other than Japanese stocks is determined at the quoted market price if available, or other reasonable value at the balance sheet date.
*	The book values of Other Securities which have readily determinable fair value are stated at fair value, so Unrealized Gains/Losses indicate the difference between book values on the balance sheets and the acquisition costs.
*	Unrealized Gains/Losses include ¥15,052 million and ¥26,715 million, which were recognized in the statement of income for September 30, 2016 and March 31, 2016, respectively, by applying the fair-value hedge method. As a result, the base amounts to be recorded directly to Net Assets after tax adjustment as of September 30, 2016 and March 31, 2016 are ¥1,439,535 million and ¥1,656,462 million, respectively.
*	Unrealized Gains (Losses) on Other Securities, net of Taxes (recorded directly to Net Assets after tax adjustment, excluding the amount recognized in the statement of income by applying the fair-value hedge method including translation differences regarding securities, the fair values of which are extremely difficult to determine) as of September 30, 2016 and March 31, 2016 are as follows:

	(Millions of yen)
	As of September 30, 2016	As of March 31, 2016
Aggregate Figures	1,046,423	1,204,073
Mizuho Bank	962,192	1,106,333
Mizuho Trust & Banking	84,231	97,740

2-9

Mizuho Financial Group, Inc.

(2) Bonds Held to Maturity

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	4,258,676	59,242	60,271	1,029	55,634	61,012	5,378
Mizuho Bank	4,258,676	59,242	60,271	1,029	55,634	61,012	5,378
Mizuho Trust & Banking	—	—	—	—	—	—	—

(3) Investment in Subsidiaries and Affiliates

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2016				As of March 31, 2016
	Book Value	Unrealized Gains/Losses			Unrealized Gains/Losses
			Gains	Losses		Gains	Losses
Aggregate Figures	108,663	133,943	136,923	2,980	162,062	164,161	2,098
Mizuho Bank	108,663	133,943	136,923	2,980	162,062	164,161	2,098
Mizuho Trust & Banking	—	—	—	—	—	—	—

(Reference)

Unrealized Gains/Losses on Other Securities

(the base amount to be recorded directly to Net Assets after tax and other necessary adjustments)

For certain Other Securities, Unrealized Gains/Losses were recognized in the statement of income by applying the fair-value hedge method. Unrealized Gains/Losses on Other Securities after excluding such Income/Loss (the “base amount”) are recorded directly to Net Assets after tax and other necessary adjustments.

The base amount is as follows:

Consolidated

	(Millions of yen)
	As of September 30, 2016		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,631,939	(223,213)	1,855,152
Japanese Stocks	1,429,877	(174,031)	1,603,909
Japanese Bonds	88,333	(48,173)	136,507
Japanese Government Bonds	53,991	(41,850)	95,841
Other	113,727	(1,007)	114,735
Foreign Bonds	30,469	9,580	20,889
Non-Consolidated Aggregate Figures for the 2 Banks
	(Millions of yen)
	As of September 30, 2016		As of March 31, 2016
	Unrealized Gains/Losses		Unrealized Gains/Losses
		Change
Other Securities	1,439,535	(216,926)	1,656,462
Japanese Stocks	1,361,108	(171,352)	1,532,461
Japanese Bonds	88,114	(48,255)	136,369
Japanese Government Bonds	53,974	(41,849)	95,823
Other	(9,687)	2,681	(12,368)
Foreign Bonds	28,573	10,461	18,112

2-10

Mizuho Financial Group, Inc.

6. Projected Redemption Amounts for Securities

¢ The redemption schedule by term for Bonds Held to Maturity and Other Securities with maturities is as follows:

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Billions of yen)
	Maturity as of September 30, 2016				Change				Maturity as of March 31, 2016
	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years	Within 1 year	1 - 5 years	5 - 10 years	Over 10 years
Japanese Bonds	2,790.4	10,586.1	2,354.5	833.2	(653.2)	(4,928.1)	(3.0)	27.8	3,443.7	15,514.2	2,357.6	805.3
Japanese Government Bonds	2,395.2	9,354.2	1,911.0	50.0	(694.4)	(4,894.0)	(83.2)	50.0	3,089.7	14,248.2	1,994.2	—
Japanese Local Government Bonds	33.6	99.9	139.2	0.6	13.6	4.6	21.2	(0.0)	20.0	95.2	117.9	0.6
Japanese Corporate Bonds	361.6	1,132.0	304.3	782.5	27.5	(38.7)	58.8	(22.1)	334.0	1,170.8	245.4	804.6
Other	2,510.1	2,196.4	2,369.0	2,690.0	(226.9)	(424.7)	(358.0)	39.6	2,737.0	2,621.1	2,727.0	2,650.4

Mizuho Bank
Japanese Bonds	2,686.6	10,186.4	2,326.1	833.2	(468.1)	(5,074.2)	72.0	27.8	3,154.8	15,260.6	2,254.0	805.3
Japanese Government Bonds	2,293.2	8,999.2	1,891.0	50.0	(519.4)	(5,061.0)	(3.2)	50.0	2,812.7	14,060.2	1,894.2	—
Japanese Local Government Bonds	33.5	97.3	138.9	0.6	13.7	4.5	21.4	(0.0)	19.8	92.8	117.5	0.6
Japanese Corporate Bonds	359.8	1,089.8	296.2	782.5	37.6	(17.8)	53.8	(22.1)	322.2	1,107.6	242.3	804.6
Other	2,509.4	2,174.1	2,211.5	2,549.5	(225.3)	(422.3)	(243.7)	27.2	2,734.7	2,596.5	2,455.2	2,522.3

Mizuho Trust & Banking
Japanese Bonds	103.8	399.7	28.4	—	(185.1)	146.1	(75.0)	—	288.9	253.5	103.5	—
Japanese Government Bonds	102.0	355.0	20.0	—	(175.0)	167.0	(80.0)	—	277.0	188.0	100.0	—
Japanese Local Government Bonds	0.0	2.5	0.2	—	(0.1)	0.1	(0.1)	—	0.1	2.4	0.3	—
Japanese Corporate Bonds	1.7	42.1	8.1	—	(10.0)	(20.9)	5.0	—	11.7	63.1	3.1	—
Other	0.6	22.2	157.5	140.4	(1.6)	(2.3)	(114.2)	12.4	2.2	24.6	271.8	128.0

2-11

Mizuho Financial Group, Inc.

7. Overview of Derivative Transactions Qualifying for Hedge Accounting

Non-Consolidated

¢ Notional Amounts of Interest Rate Swaps (qualifying for hedge accounting (deferred method)) by Remaining Contractual Term

Aggregate Figures for the 2 Banks

	(Billions of yen)
	As of September 30, 2016				Change				As of March 31, 2016
	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total	Within 1 year	1 - 5 years	Over 5 years	Total
Receive Fixed / Pay Float	1,871.0	14,795.0	8,495.7	25,161.8	(1,148.4)	(948.0)	(288.2)	(2,384.7)	3,019.5	15,743.0	8,783.9	27,546.6
Receive Float / Pay Fixed	325.3	2,625.7	3,456.8	6,407.9	(165.5)	(890.8)	(787.3)	(1,843.6)	490.9	3,516.5	4,244.1	8,251.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	2,196.4	17,420.8	11,952.5	31,569.8	(1,314.0)	(1,838.8)	(1,075.6)	(4,228.4)	3,510.4	19,259.6	13,028.1	35,798.2

Mizuho Bank
Receive Fixed / Pay Float	1,871.0	14,795.0	8,375.7	25,041.8	(1,148.4)	(948.0)	(218.2)	(2,314.7)	3,019.5	15,743.0	8,593.9	27,356.6
Receive Float / Pay Fixed	325.3	2,501.2	3,386.8	6,213.4	(155.5)	(890.3)	(787.3)	(1,833.1)	480.9	3,391.5	4,174.1	8,046.6
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	2,196.4	17,296.2	11,762.5	31,255.2	(1,304.0)	(1,838.3)	(1,005.6)	(4,147.9)	3,500.4	19,134.6	12,768.1	35,403.2

Mizuho Trust & Banking
Receive Fixed / Pay Float	—	—	120.0	120.0	—	—	(70.0)	(70.0)	—	—	190.0	190.0
Receive Float / Pay Fixed	—	124.5	70.0	194.5	(10.0)	(0.4)	—	(10.4)	10.0	125.0	70.0	205.0
Receive Float / Pay Float	—	—	—	—	—	—	—	—	—	—	—	—
Receive Fixed / Pay Fixed	—	—	—	—	—	—	—	—	—	—	—	—

Total	—	124.5	190.0	314.5	(10.0)	(0.4)	(70.0)	(80.4)	10.0	125.0	260.0	395.0

(Reference)

Deferred Hedge Gains/Losses on Derivative Transactions Qualifying for Hedge Accounting

	(Billions of yen)
	As of September 30, 2016			Change			As of March 31, 2016
	Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses			Deferred Hedge Gains/Losses
	Gains	Losses		Gains	Losses		Gains	Losses
Aggregate Figures	1,015.1	701.9	313.1	43.8	(24.1)	68.0	971.2	726.1	245.1
Mizuho Bank	900.9	591.3	309.6	29.5	(35.6)	65.1	871.4	626.9	244.4
Mizuho Trust & Banking	114.1	110.6	3.5	14.3	11.4	2.8	99.8	99.1	0.7

Note: Above figures reflect all derivative transactions qualifying for hedge accounting, and are before net of applicable income taxes and others.

2-12

Mizuho Financial Group, Inc.

8. Employee Retirement Benefits

Non-Consolidated

Retirement Benefit Obligations

Aggregate Figures for the 2 Banks

		(Millions of yen)
		First Half of Fiscal 2016
			Change	First Half of Fiscal 2015
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,277,566	83,586	1,193,979
Discount Rate (%)		0.01~0.80		0.07~1.62
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,879,920	(3,369)	1,883,289
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(83,523)	144,306	(227,830)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	518,830	57,350	461,479
Mizuho Bank
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,128,224	72,344	1,055,879
Discount Rate (%)		0.01~0.80		0.07~1.62
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	1,691,292	(5,862)	1,697,155
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(94,033)	131,547	(225,581)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	469,034	53,340	415,694
Mizuho Trust & Banking
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	149,342	11,242	138,099
Discount Rate (%)		0.01~0.80		0.07~1.62
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	188,627	2,493	186,134
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	10,509	12,759	(2,249)
Prepaid Pension Cost (at the beginning of the fiscal year)	(B)+ (C) - (A)	49,795	4,010	45,785

2-13

Mizuho Financial Group, Inc.

Income (Expenses) related to Employee Retirement Benefits

Aggregate Figures for the 2 Banks

	(Millions of yen)
	First Half of Fiscal 2016
		Change	First Half of Fiscal 2015
Service Cost	(14,402)	(2,108)	(12,294)
Interest Cost	(1,863)	2,041	(3,905)
Expected Return on Plan Assets	15,457	(2,120)	17,578
Accumulation (Amortization) of Unrecognized Actuarial Differences	(17,901)	(20,239)	2,337
Other	(1,278)	363	(1,642)

Total	(19,988)	(22,063)	2,074

Mizuho Bank

	(Millions of yen)
	First Half of Fiscal 2016
		Change	First Half of Fiscal 2015
Service Cost	(12,299)	(1,795)	(10,504)
Interest Cost	(1,643)	1,805	(3,448)
Expected Return on Plan Assets	13,875	(1,878)	15,753
Accumulation (Amortization) of Unrecognized Actuarial Differences	(15,198)	(18,298)	3,100
Other	(1,134)	261	(1,396)

Total	(16,400)	(19,904)	3,504

Mizuho Trust & Banking

	(Millions of yen)
	First Half of Fiscal 2016
		Change	First Half of Fiscal 2015
Service Cost	(2,102)	(313)	(1,789)
Interest Cost	(219)	236	(456)
Expected Return on Plan Assets	1,582	(242)	1,824
Accumulation (Amortization) of Unrecognized Actuarial Differences	(2,703)	(1,941)	(762)
Other	(143)	101	(245)

Total	(3,587)	(2,158)	(1,429)

Consolidated

Retirement Benefit Obligations

		(Millions of yen)
		First Half of Fiscal 2016
			Change	First Half of Fiscal 2015
Retirement Benefit Obligations (at the beginning of the fiscal year)	(A)	1,465,148	104,193	1,360,954
Fair Value of Plan Assets (at the beginning of the fiscal year)	(B)	2,060,062	3,244	2,056,818
Unrecognized Actuarial Differences (at the beginning of the fiscal year)	(C)	(66,853)	162,971	(229,825)
Net Defined Benefit Asset (at the beginning of the fiscal year)	(D)	646,428	(96,954)	743,382
Net Defined Benefit Liability (at the beginning of the fiscal year)	(A)-(B)+(D)	51,514	3,995	47,518

Income (Expenses) related to Employee Retirement Benefits

	(Millions of yen)
	First Half of Fiscal 2016
		Change	First Half of Fiscal 2015
Service Cost	(21,668)	(4,453)	(17,214)
Interest Cost	(2,190)	3,444	(5,634)
Expected Return on Plan Assets	17,309	(2,201)	19,510
Accumulation (Amortization) of Unrecognized Actuarial Differences	(19,328)	(21,001)	1,673
Other	(2,979)	552	(3,531)

Total	(28,856)	(23,659)	(5,196)

2-14

Mizuho Financial Group, Inc.

9. Capital Ratio

Mizuho Financial Group

	(%, Billions of yen)
	Consolidated
	As of September 30, 2016 (Preliminary)		As of March 31, 2016
International Standard		Change
(1) Total Capital Ratio	15.84	0.43	15.41
(2) Tier 1 Capital Ratio	12.94	0.30	12.64
(3) Common Equity Tier 1 Capital Ratio	10.98	0.48	10.50
(4) Total Capital	9,767.8	129.2	9,638.6
(5) Tier 1 Capital	7,982.5	77.4	7,905.0
(6) Common Equity Tier 1 Capital	6,769.3	202.9	6,566.4
(7) Risk weighted Assets	61,648.4	(882.6)	62,531.1
(8) Total Required Capital (7)X8%	4,931.8	(70.6)	5,002.4

Mizuho Bank

	Consolidated			Non-Consolidated
	As of September 30, 2016 (Preliminary)		As of March 31, 2016	As of September 30, 2016 (Preliminary)
International Standard		Change
(1) Total Capital Ratio	16.01	0.55	15.46	16.37
(2) Tier 1 Capital Ratio	13.22	0.47	12.75	13.39
(3) Common Equity Tier 1 Capital Ratio	11.02	0.21	10.81	11.06
(4) Total Capital	9,012.1	231.8	8,780.2	8,846.2
(5) Tier 1 Capital	7,440.1	196.4	7,243.6	7,238.5
(6) Common Equity Tier 1 Capital	6,202.3	60.0	6,142.2	5,976.5
(7) Risk weighted Assets	56,261.3	(509.6)	56,771.0	54,032.8
(8) Total Required Capital (7)X8%	4,500.9	(40.7)	4,541.6	4,322.6
Mizuho Trust & Banking
International Standard
(1) Total Capital Ratio	19.95	0.43	19.52	20.16
(2) Tier 1 Capital Ratio	18.80	0.59	18.21	19.05
(3) Common Equity Tier 1 Capital Ratio	18.80	0.59	18.21	19.05
(4) Total Capital	479.1	6.9	472.1	488.5
(5) Tier 1 Capital	451.6	11.2	440.4	461.6
(6) Common Equity Tier 1 Capital	451.6	11.2	440.4	461.6
(7) Risk weighted Assets	2,401.3	(16.8)	2,418.1	2,422.8
(8) Total Required Capital (7)X8%	192.1	(1.3)	193.4	193.8

2-15

Mizuho Financial Group, Inc.

II. REVIEW OF CREDITS

1. Status of Non-Accrual, Past Due & Restructured Loans

•	The figures below are presented net of partial direct write-offs.
•	Treatment of accrued interest is based on the results of the self-assessment of assets.

(All loans to obligors classified in the self-assessment of assets as Bankrupt Obligors, Substantially Bankrupt Obligors, and Intensive Control Obligors are categorized as non-accrual loans.)

Consolidated

	(Millions of yen, %)
	As of September 30, 2016				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	30,309	0.04	5,994	0.00	24,315	0.03
Non-Accrual Delinquent Loans	377,554	0.51	(19,166)	(0.02)	396,720	0.53
Loans Past Due for 3 Months or More	781	0.00	(126)	(0.00)	907	0.00
Restructured Loans	436,229	0.59	(26,879)	(0.03)	463,108	0.62

Total	844,874	1.15	(40,178)	(0.04)	885,052	1.20

Total Loans	73,030,669	100.00	(678,215)		73,708,884	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	107,342		(36,576)		143,919

Trust Account
	As of September 30, 2016				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,882	21.98	(6)	1.14	2,888	20.84
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,882	21.98	(6)	1.14	2,888	20.84

Total Loans	13,111	100.00	(749)		13,861	100.00

Consolidated + Trust Account
	As of September 30, 2016				As of March 31, 2016
		%	Change	%		%
Loans to Bankrupt Obligors	30,309	0.04	5,994	0.00	24,315	0.03
Non-Accrual Delinquent Loans	380,436	0.52	(19,172)	(0.02)	399,609	0.54
Loans Past Due for 3 Months or More	781	0.00	(126)	(0.00)	907	0.00
Restructured Loans	436,229	0.59	(26,879)	(0.03)	463,108	0.62

Total	847,757	1.16	(40,184)	(0.04)	887,941	1.20

Total Loans	73,043,780	100.00	(678,965)		73,722,746	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-16

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2016				As of March 31, 2016
(Banking Account + Trust Account)		%	Change	%		%

Loans to Bankrupt Obligors	28,309	0.03	6,313	0.00	21,996	0.02
Non-Accrual Delinquent Loans	341,721	0.47	(14,204)	(0.01)	355,925	0.48
Loans Past Due for 3 Months or More	781	0.00	(126)	(0.00)	907	0.00
Restructured Loans	375,786	0.51	(21,717)	(0.01)	397,503	0.53

Total	746,598	1.03	(29,734)	(0.02)	776,333	1.05

Total Loans	72,443,860	100.00	(1,440,707)		73,884,568	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	97,551		(36,172)		133,724
Mizuho Bank
Loans to Bankrupt Obligors	28,269	0.04	6,335	0.00	21,934	0.03
Non-Accrual Delinquent Loans	333,819	0.48	(13,435)	(0.01)	347,255	0.49
Loans Past Due for 3 Months or More	781	0.00	(126)	(0.00)	907	0.00
Restructured Loans	369,222	0.53	(21,829)	(0.02)	391,052	0.55

Total	732,094	1.05	(29,056)	(0.02)	761,150	1.08

Total Loans	69,100,177	100.00	(1,274,215)		70,374,392	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	96,651		(36,170)		132,821
Mizuho Trust & Banking
(Banking Account)
Loans to Bankrupt Obligors	39	0.00	(22)	(0.00)	61	0.00
Non-Accrual Delinquent Loans	5,019	0.15	(762)	(0.01)	5,781	0.16
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	6,563	0.19	112	0.01	6,450	0.18

Total	11,622	0.34	(671)	(0.00)	12,294	0.35

Total Loans	3,330,571	100.00	(165,742)		3,496,313	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	900		(2)		903
(Trust Account)
Loans to Bankrupt Obligors	—	—	—	—	—	—
Non-Accrual Delinquent Loans	2,882	21.98	(6)	1.14	2,888	20.84
Loans Past Due for 3 Months or More	—	—	—	—	—	—
Restructured Loans	—	—	—	—	—	—

Total	2,882	21.98	(6)	1.14	2,888	20.84

Total Loans	13,111	100.00	(749)		13,861	100.00

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-17

Mizuho Financial Group, Inc.

2. Status of Reserves for Possible Losses on Loans

Consolidated

	(Millions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Reserves for Possible Losses on Loans	441,438	(18,092)	459,531
General Reserve for Possible Losses on Loans	287,852	(16,976)	304,828
Specific Reserve for Possible Losses on Loans	153,577	(1,112)	154,689
Reserve for Possible Losses on Loans to Restructuring Countries	8	(4)	13
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	115,422	(42,384)	157,807

Non-Consolidated

Aggregate Figures for the 2 Banks

	(Millions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Reserves for Possible Losses on Loans	377,388	(7,438)	384,827
General Reserve for Possible Losses on Loans	252,989	(9,038)	262,027
Specific Reserve for Possible Losses on Loans	124,390	1,604	122,786
Reserve for Possible Losses on Loans to Restructuring Countries	8	(4)	13
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	105,226	(41,898)	147,125
Mizuho Bank
Reserves for Possible Losses on Loans	372,223	(6,966)	379,190
General Reserve for Possible Losses on Loans	248,258	(8,685)	256,943
Specific Reserve for Possible Losses on Loans	123,957	1,722	122,234
Reserve for Possible Losses on Loans to Restructuring Countries	8	(4)	13
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	103,950	(41,891)	145,842
Mizuho Trust & Banking
Reserves for Possible Losses on Loans	5,164	(471)	5,636
General Reserve for Possible Losses on Loans	4,730	(352)	5,083
Specific Reserve for Possible Losses on Loans	433	(118)	552
Reserve for Possible Losses on Loans to Restructuring Countries	0	(0)	0
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	1,275	(7)	1,282

*	Reserve for Possible Losses on Entrusted Loans (¥40 million and ¥42 million for September 30, 2016 and March 31, 2016, respectively) is not included in the above figures for Trust Account.

2-18

Mizuho Financial Group, Inc.

3. Reserve Ratios for Non-Accrual, Past Due & Restructured Loans

Consolidated

	(%)
	As of September 30, 2016		As of March 31, 2016
		Change
Mizuho Financial Group	52.24	0.32	51.92
* Above figures are presented net of partial direct write-offs. Non-Consolidated
	(%)
	As of September 30, 2016		As of March 31, 2016
		Change
Total	50.74	0.98	49.75
Mizuho Bank	50.84	1.02	49.81
Mizuho Trust & Banking (Banking Account)	44.43	(1.40)	45.84
* Above figures are presented net of partial direct write-offs.

2-19

Mizuho Financial Group, Inc.

4. Status of Disclosed Claims under the Financial Reconstruction Act (“FRA”)

Consolidated

	(Millions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	80,276	(2,887)	83,164
Claims with Collection Risk	353,637	(7,655)	361,293
Claims for Special Attention	437,010	(27,005)	464,016
Total	870,925	(37,548)	908,473
Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.
Amount of Partial Direct Write-offs	115,035	(42,344)	157,380
Trust Account
	As of September 30, 2016		As of March 31, 2016
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Claims with Collection Risk	2,882	(6)	2,888
Claims for Special Attention	—	—	—
Total	2,882	(6)	2,888
Consolidated + Trust Account
	As of September 30, 2016		As of March 31, 2016
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	80,276	(2,887)	83,164
Claims with Collection Risk	356,519	(7,662)	364,182
Claims for Special Attention	437,010	(27,005)	464,016
Total	873,807	(37,555)	911,362

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-20

Mizuho Financial Group, Inc.

Non-Consolidated

	(Millions of yen, %)
Aggregate Figures for the 2 Banks	As of September 30, 2016				As of March 31, 2016
(Banking Account + Trust Account)		%	Change	%		%

Claims against Bankrupt and Substantially Bankrupt Obligors	67,532	0.08	(490)	0.00	68,022	0.08
Claims with Collection Risk	344,594	0.42	(9,104)	(0.00)	353,699	0.43
Claims for Special Attention	376,567	0.46	(21,843)	(0.01)	398,411	0.48
Sub-total	788,694	0.98	(31,438)	(0.02)	820,133	1.00
Normal Claims	79,509,184	99.01	(1,499,907)	0.02	81,009,092	98.99
Total	80,297,878	100.00	(1,531,346)		81,829,225	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	105,024		(41,894)		146,919
Mizuho Bank
Claims against Bankrupt and Substantially Bankrupt Obligors	66,199	0.08	(803)	0.00	67,003	0.08
Claims with Collection Risk	337,985	0.43	(8,000)	(0.00)	345,986	0.44
Claims for Special Attention	370,004	0.48	(21,955)	(0.01)	391,960	0.50
Sub-total	774,189	1.00	(30,760)	(0.02)	804,950	1.02
Normal Claims	76,137,457	98.99	(1,330,161)	0.02	77,467,619	98.97
Total	76,911,647	100.00	(1,360,922)		78,272,569	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	103,950		(41,891)		145,842
Mizuho Trust & Banking (Banking Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	1,332	0.03	313	0.01	1,019	0.02
Claims with Collection Risk	3,726	0.11	(1,097)	(0.02)	4,824	0.13
Claims for Special Attention	6,563	0.19	112	0.01	6,450	0.18
Sub-total	11,622	0.34	(671)	(0.00)	12,294	0.34
Normal Claims	3,361,497	99.65	(169,002)	0.00	3,530,500	99.65
Total	3,373,119	100.00	(169,674)		3,542,794	100.00

Above figures are presented net of partial direct write-offs, the amounts of which are indicated in the table below.

Amount of Partial Direct Write-offs	1,073		(2)		1,076
(Trust Account)
Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—	—	—	—
Claims with Collection Risk	2,882	21.98	(6)	1.14	2,888	20.84
Claims for Special Attention	—	—	—	—	—	—
Sub-total	2,882	21.98	(6)	1.14	2,888	20.84
Normal Claims	10,229	78.01	(743)	(1.14)	10,972	79.15
Total	13,111	100.00	(749)		13,861	100.00
* Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-21

Mizuho Financial Group, Inc.

5. Coverage on Disclosed Claims under the FRA

Non-Consolidated

(1) Disclosed Claims under the FRA and Coverage Amount

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Claims against Bankrupt and Substantially Bankrupt Obligors	67.5	(0.4)	68.0
Collateral, Guarantees, and equivalent	59.8	(0.7)	60.5
Reserve for Possible Losses	7.7	0.2	7.4
Claims with Collection Risk	341.7	(9.0)	350.8
Collateral, Guarantees, and equivalent	163.8	(12.2)	176.1
Reserve for Possible Losses	116.6	1.3	115.3
Claims for Special Attention	376.5	(21.8)	398.4
Collateral, Guarantees, and equivalent	133.9	(21.0)	155.0
Reserve for Possible Losses	101.3	0.5	100.7

Total	785.8	(31.4)	817.2

Collateral, Guarantees, and equivalent	357.6	(34.0)	391.7
Reserve for Possible Losses	225.7	2.1	223.5

Mizuho Bank

Claims against Bankrupt and Substantially Bankrupt Obligors	66.1	(0.8)	67.0
Collateral, Guarantees, and equivalent	58.5	(1.0)	59.5
Reserve for Possible Losses	7.6	0.2	7.4
Claims with Collection Risk	337.9	(8.0)	345.9
Collateral, Guarantees, and equivalent	160.7	(11.4)	172.2
Reserve for Possible Losses	116.3	1.5	114.7
Claims for Special Attention	370.0	(21.9)	391.9
Collateral, Guarantees, and equivalent	133.5	(21.0)	154.5
Reserve for Possible Losses	98.6	0.7	97.8

Total	774.1	(30.7)	804.9

Collateral, Guarantees, and equivalent	352.8	(33.4)	386.3
Reserve for Possible Losses	222.5	2.4	220.0

Mizuho Trust & Banking

(Banking Account)

Claims against Bankrupt and Substantially Bankrupt Obligors	1.3	0.3	1.0
Collateral, Guarantees, and equivalent	1.2	0.2	1.0
Reserve for Possible Losses	0.0	0.0	0.0
Claims with Collection Risk	3.7	(1.0)	4.8
Collateral, Guarantees, and equivalent	3.0	(0.7)	3.8
Reserve for Possible Losses	0.3	(0.1)	0.5
Claims for Special Attention	6.5	0.1	6.4
Collateral, Guarantees, and equivalent	0.4	(0.0)	0.4
Reserve for Possible Losses	2.7	(0.1)	2.9

Total	11.6	(0.6)	12.2

Collateral, Guarantees, and equivalent	4.7	(0.5)	5.3
Reserve for Possible Losses	3.1	(0.2)	3.4

(Reference) Trust Account

Claims against Bankrupt and Substantially Bankrupt Obligors	—	—	—
Collateral, Guarantees, and equivalent	—	—	—
Claims with Collection Risk	2.8	(0.0)	2.8
Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8
Claims for Special Attention	—	—	—
Collateral, Guarantees, and equivalent	—	—	—

Total	2.8	(0.0)	2.8

Collateral, Guarantees, and equivalent	2.8	(0.0)	2.8

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-22

Mizuho Financial Group, Inc.

(2) Coverage Ratio

Aggregate Figures for the 2 Banks (Banking Account)

	(Billions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Coverage Amount	583.3	(31.8)	615.2
Reserves for Possible Losses on Loans	225.7	2.1	223.5
Collateral, Guarantees, and equivalent	357.6	(34.0)	391.7

	(%)
Coverage Ratio	74.3	(1.0)	75.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	82.0	(0.9)	83.0
Claims for Special Attention	62.4	(1.7)	64.2
Claims against Special Attention Obligors	65.4	(2.2)	67.7

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.6	(0.4)	66.0
Claims for Special Attention	41.7	0.3	41.4
Claims against Special Attention Obligors	43.4	(0.8)	44.3

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	26.58	0.85	25.72
Claims against Watch Obligors excluding Special Attention Obligors	3.56	(0.09)	3.66
Claims against Normal Obligors	0.06	(0.00)	0.07

Mizuho Bank
	(Billions of yen)
Coverage Amount	575.3	(31.0)	606.4
Reserves for Possible Losses on Loans	222.5	2.4	220.0
Collateral, Guarantees, and equivalent	352.8	(33.4)	386.3

	(%)
Coverage Ratio	74.3	(1.0)	75.3
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	81.9	(0.9)	82.9
Claims for Special Attention	62.7	(1.6)	64.3
Claims against Special Attention Obligors	65.2	(2.2)	67.4

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	65.6	(0.4)	66.0
Claims for Special Attention	41.6	0.4	41.2
Claims against Special Attention Obligors	43.4	(0.7)	44.2

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	26.73	0.91	25.81
Claims against Watch Obligors excluding Special Attention Obligors	3.58	(0.10)	3.69
Claims against Normal Obligors	0.06	(0.00)	0.07

Mizuho Trust & Banking (Banking Account)
	(Billions of yen)
Coverage Amount	7.9	(0.8)	8.8
Reserves for Possible Losses on Loans	3.1	(0.2)	3.4
Collateral, Guarantees, and equivalent	4.7	(0.5)	5.3

	(%)
Coverage Ratio	68.5	(3.5)	72.0
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	92.4	0.6	91.8
Claims for Special Attention	48.5	(4.3)	52.8
Claims against Special Attention Obligors	74.3	(2.5)	76.8

Reserve Ratio against Non-collateralized Claims
	(%)
Claims against Bankrupt and Substantially Bankrupt Obligors	100.0	—	100.0
Claims with Collection Risk	56.3	(1.7)	58.0
Claims for Special Attention	44.7	(4.2)	49.0
Claims against Special Attention Obligors	44.7	(3.9)	48.7

(Reference) Reserve Ratio
	(%)
Claims against Special Attention Obligors	20.74	(1.22)	21.97
Claims against Watch Obligors excluding Special Attention Obligors	1.97	0.35	1.62
Claims against Normal Obligors	0.04	(0.00)	0.04

2-23

Mizuho Financial Group, Inc.

6. Overview of Non-Performing Loans (“NPLs”)

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account)

(Billions of yen)

Notes:	1.	Claims for Special Attention is denoted on an individual loans basis. Claims against Special Attention Obligors includes all claims, not limited to Claims for Special Attention.
	2.	The difference between total Non-Accrual, Past Due & Restructured Loans and total Disclosed Claims under the FRA represents the amount of claims other than loans included in Disclosed Claims under the FRA.

2-24

Mizuho Financial Group, Inc.

7. Results of Removal of NPLs from the Balance Sheet

Non-Consolidated

(1) Outstanding Balance of Claims against Bankrupt and Substantially Bankrupt Obligors and Claims with Collection Risk

(under the FRA)

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	Fiscal 2013	Fiscal 2014	Fiscal 2015	Fiscal 2016
	As of March 31, 2014	As of March 31, 2015	As of March 31, 2016	As of September 30, 2016
				MHBK	MHTB *	Aggregate Figures for the 2 Banks
							Change from March 31, 2016
Claims against Bankrupt and Substantially Bankrupt Obligors	67.2	39.8	26.2	20.2	0.4	20.6	(5.5)
Claims with Collection Risk	472.0	297.9	176.1	138.8	5.0	143.9	(32.1)
Amount Categorized as above up to Fiscal 2013	539.3	337.8	202.3	159.1	5.5	164.6	(37.6)
of which the amount which was in the process of being removed from the balance sheet	61.4	32.4	21.2	16.3	0.4	16.8	(4.4)
Claims against Bankrupt and Substantially Bankrupt Obligors		16.8	11.8	8.4	0.0	8.5	(3.3)
Claims with Collection Risk		104.5	59.3	50.8	0.6	51.5	(7.8)
Amount Newly Categorized as above during Fiscal 2014		121.4	71.2	59.3	0.7	60.0	(11.1)
of which the amount which was in the process of being removed from the balance sheet		15.6	11.8	8.4	0.0	8.5	(3.3)
Claims against Bankrupt and Substantially Bankrupt Obligors			29.9	27.2	0.3	27.6	(2.2)
Claims with Collection Risk			118.2	87.8	0.5	88.4	(29.8)
Amount Newly Categorized as above during Fiscal 2015			148.1	115.1	0.8	116.0	(32.1)
of which the amount which was in the process of being removed from the balance sheet			23.9	25.8	0.3	26.2	2.2
Claims against Bankrupt and Substantially Bankrupt Obligors				10.2	0.4	10.6	10.6
Claims with Collection Risk				60.3	0.3	60.6	60.6
Amount Newly Categorized as above during the First Half of Fiscal 2016				70.6	0.7	71.3	71.3
of which the amount which was in the process of being removed from the balance sheet				10.2	0.4	10.6	10.6
Claims against Bankrupt and Substantially Bankrupt Obligors	67.2	56.6	68.0	66.1	1.3	67.5	(0.4)
Claims with Collection Risk	472.0	402.5	353.6	337.9	6.6	344.5	(9.1)
Total	539.3	459.2	421.7	404.1	7.9	412.1	(9.5)
of which the amount which was in the process of being removed from the balance sheet	61.4	48.0	57.1	60.9	1.3	62.2	5.1

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.
*	denotes newly categorized amounts.

(2) Breakdown of Reasons for Removal of NPLs from the Balance Sheet in the First Half of Fiscal 2016

	(Billions of yen)
	Aggregate Figures for the 2 Banks (Banking Account + Trust Account)	MHBK	MHTB (Banking Account + Trust Account)
Liquidation	(15.0)	(15.0)	—
Restructuring	(4.2)	(4.2)	—
Improvement in Business Performance due to Restructuring	(0.0)	—	(0.0)
Loan Sales	(18.3)	(18.3)	—
Direct Write-off	33.9	33.9	—
Other	(77.1)	(75.7)	(1.4)
Debt recovery	(48.5)	(48.1)	(0.4)
Improvement in Business Performance	(28.6)	(27.5)	(1.0)

Total	(80.9)	(79.4)	(1.5)

2-25

Mizuho Financial Group, Inc.

8. Status of Loans by Industry

(1) Outstanding Balances and Non-Accrual, Past Due & Restructured Loans by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2016				As of March 31, 2016
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	55,449.4	697.8	(81.0)	(17.7)	55,530.4	715.6
Manufacturing	7,922.5	286.7	(221.9)	(1.0)	8,144.5	287.7
Agriculture & Forestry	42.7	0.2	(2.0)	(1.3)	44.8	1.5
Fishery	1.0	—	(0.1)	(0.3)	1.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	216.6	0.0	(17.8)	(0.0)	234.5	0.0
Construction	666.9	12.3	(62.2)	(3.1)	729.2	15.4
Utilities	2,181.8	1.5	(183.1)	0.2	2,365.0	1.2
Communication	1,471.9	10.7	118.5	(4.9)	1,353.3	15.6
Transportation & Postal Industry	2,354.1	5.8	101.5	(5.7)	2,252.5	11.5
Wholesale & Retail	4,755.4	134.5	(243.6)	5.7	4,999.0	128.8
Finance & Insurance	6,150.8	3.0	(489.9)	0.2	6,640.8	2.8
Real Estate	6,926.5	37.8	59.8	(6.1)	6,866.6	43.9
Commodity Lease	1,958.7	1.4	(29.9)	0.0	1,988.7	1.4
Service Industries	2,608.2	61.1	(58.3)	(1.0)	2,666.5	62.1
Local Governments	880.0	2.8	(41.6)	(0.0)	921.7	2.8
Governments	3,934.0	—	1,663.7	—	2,270.2	—
Other	13,377.4	139.4	(673.8)	(0.3)	14,051.2	139.8
Overseas Total (including Loans Booked Offshore)	17,815.6	48.7	(1,405.5)	(11.9)	19,221.1	60.6
Governments	767.0	—	(209.8)	—	976.8	—
Financial Institutions	5,307.1	—	53.0	—	5,254.0	—
Other	11,741.5	48.7	(1,248.7)	(11.9)	12,990.2	60.6

Total	73,265.0	746.5	(1,486.5)	(29.7)	74,751.6	776.3

*	Loans to Finance & Insurance sector includes loans to MHFG as follows:
As of September 30, 2016: ¥515.5 billion (from MHBK)
As of March 31, 2016: ¥686.3 billion (from MHBK)
*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-26

Mizuho Financial Group, Inc.

Mizuho Bank

	(Billions of yen)
	As of September 30, 2016				As of March 31, 2016
	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Change		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
			Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Domestic Total (excluding Loans Booked Offshore)	51,289.5	683.3	130.4	(17.1)	51,159.0	700.4
Manufacturing	7,405.8	281.0	(211.2)	(0.9)	7,617.1	281.9
Agriculture & Forestry	42.7	0.2	(2.0)	(1.3)	44.8	1.5
Fishery	1.0	—	(0.1)	(0.3)	1.2	0.3
Mining, Quarrying Industry & Gravel Extraction Industry	214.3	0.0	(17.9)	(0.0)	232.2	0.0
Construction	629.1	12.1	(61.5)	(3.1)	690.6	15.3
Utilities	1,941.4	1.5	(135.3)	0.2	2,076.7	1.2
Communication	1,360.4	10.7	77.9	(4.9)	1,282.4	15.6
Transportation & Postal Industry	2,145.5	5.7	90.6	(5.7)	2,054.8	11.5
Wholesale & Retail	4,581.0	134.2	(231.6)	5.6	4,812.6	128.6
Finance & Insurance	5,798.1	3.0	(441.5)	0.2	6,239.7	2.8
Real Estate	5,870.3	36.0	63.3	(5.3)	5,807.0	41.3
Commodity Lease	1,688.7	1.4	(20.2)	0.0	1,708.9	1.4
Service Industries	2,550.1	60.6	(51.6)	(1.4)	2,601.7	62.1
Local Governments	867.6	—	(40.8)	—	908.4	—
Governments	3,742.9	—	1,736.3	—	2,006.6	—
Other	12,449.8	136.2	(623.6)	(0.1)	13,073.5	136.3
Overseas Total (including Loans Booked Offshore)	17,810.6	48.7	(1,404.6)	(11.9)	19,215.3	60.6
Governments	766.6	—	(209.7)	—	976.4	—
Financial Institutions	5,307.1	—	53.0	—	5,254.0	—
Other	11,736.8	48.7	(1,247.9)	(11.9)	12,984.8	60.6

Total	69,100.1	732.0	(1,274.2)	(29.0)	70,374.3	761.1

Mizuho Trust & Banking (Banking Account + Trust Account)
Domestic Total (excluding Loans Booked Offshore)	4,159.8	14.5	(211.4)	(0.6)	4,371.3	15.1
Manufacturing	516.6	5.6	(10.7)	(0.0)	527.3	5.7
Agriculture & Forestry	—	—	—	—	—	—
Fishery	—	—	—	—	—	—
Mining, Quarrying Industry & Gravel Extraction Industry	2.2	—	0.0	—	2.2	—
Construction	37.8	0.1	(0.6)	(0.0)	38.5	0.1
Utilities	240.3	—	(47.8)	—	288.2	—
Communication	111.5	—	40.5	—	70.9	—
Transportation & Postal Industry	208.6	0.0	10.8	(0.0)	197.7	0.0
Wholesale & Retail	174.4	0.2	(11.9)	0.0	186.4	0.2
Finance & Insurance	352.7	—	(48.3)	—	401.0	—
Real Estate	1,056.1	1.7	(3.4)	(0.8)	1,059.6	2.5
Commodity Lease	270.0	—	(9.7)	—	279.8	—
Service Industries	58.1	0.4	(6.6)	0.4	64.7	0.0
Local Governments	12.4	2.8	(0.8)	(0.0)	13.2	2.8
Governments	191.0	—	(72.5)	—	263.5	—
Other	927.5	3.2	(50.1)	(0.2)	977.7	3.4
Overseas Total (including Loans Booked Offshore)	5.0	—	(0.8)	—	5.8	—
Governments	0.3	—	(0.0)	—	0.4	—
Financial Institutions	—	—	—	—	—	—
Other	4.6	—	(0.7)	—	5.4	—

Total	4,164.8	14.5	(212.3)	(0.6)	4,377.2	15.1

*	Amounts of Outstanding Balances are the aggregate figures for banking and trust accounts, and amounts of Non-Accrual, Past Due & Restructured Loans are the aggregate figures for banking and trust accounts with contracts indemnifying the principal amounts.

2-27

Mizuho Financial Group, Inc.

(2) Disclosed Claims under the FRA and Coverage Ratio by Industry

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen, %)
	As of September 30, 2016				As of March 31, 2016
			Change
	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio	Disclosed Claims under the FRA	Coverage Ratio
Domestic Total (excluding Loans Booked Offshore)	716.4	73.3	(15.1)	(0.8)	731.5	74.2
Manufacturing	299.8	72.7	2.2	0.5	297.6	72.1
Agriculture & Forestry	0.2	34.6	(1.3)	(28.8)	1.5	63.5
Fishery	—	—	(0.3)	—	0.3	12.2
Mining, Quarrying Industry & Gravel Extraction Industry	0.0	100.0	(0.0)	—	0.0	100.0
Construction	12.3	72.1	(3.2)	4.9	15.5	67.2
Utilities	1.5	36.5	0.2	13.2	1.2	23.3
Communication	10.8	69.5	(4.9)	(12.0)	15.7	81.6
Transportation & Postal Industry	5.8	61.3	(5.7)	(5.7)	11.5	67.1
Wholesale & Retail	138.5	61.6	5.2	(2.1)	133.3	63.7
Finance & Insurance	3.0	47.4	0.2	(20.9)	2.8	68.3
Real Estate	37.8	88.8	(6.1)	2.4	44.0	86.4
Commodity Lease	1.4	87.6	0.0	3.7	1.4	83.8
Service Industries	61.9	64.7	(0.9)	(3.3)	62.9	68.1
Local Governments	2.8	100.0	(0.0)	—	2.8	100.0
Other	140.0	87.3	(0.4)	(0.9)	140.4	88.2
Overseas Total (including Loans Booked Offshore)	72.2	83.5	(16.2)	(1.0)	88.5	84.6
Governments	—	—	—	—	—	—
Financial Institutions	—	—	—	—	—	—
Other	72.2	83.5	(16.2)	(1.0)	88.5	84.6
Total	788.6	74.3	(31.4)	(1.0)	820.1	75.3

*	Trust account denotes trust accounts with contracts indemnifying the principal amounts.

2-28

Mizuho Financial Group, Inc.

9. Housing and Consumer Loans & Loans to Small and Medium-Sized Enterprises (“SMEs”) and Individual Customers

(1) Balance of Housing and Consumer Loans

Non-Consolidated

Aggregate Figures for the 2 Banks

(Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Housing and Consumer Loans	11,006.8	(361.3)	11,368.1
Housing Loans for owner’s residential housing	9,674.3	(275.4)	9,949.7

Mizuho Bank

Housing and Consumer Loans	10,883.0	(349.5)	11,232.5
Housing Loans	9,966.1	(305.5)	10,271.7
for owner’s residential housing	9,562.3	(264.9)	9,827.2
Consumer loans	916.8	(43.9)	960.8

Mizuho Trust & Banking (Banking Account + Trust Account)

Housing and Consumer Loans	123.7	(11.8)	135.5
Housing Loans for owner’s residential housing	111.9	(10.5)	122.4
* Above figures are aggregate banking and trust account amounts. (2) Loans to SMEs and Individual Customers Non-Consolidated Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(%, Billions of yen)
	As of September 30, 2016		As of March 31, 2016
		Change
Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	57.6	(1.3)	59.0
Loans to SMEs and Individual Customers	31,966.3	(813.9)	32,780.3

Mizuho Bank

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	58.1	(1.8)	59.9
Loans to SMEs and Individual Customers	29,800.2	(856.7)	30,657.0

Mizuho Trust & Banking (Banking Account + Trust Account)

Percentage of Loans to SMEs and Individual Customers, of Total Domestic Loans	52.0	3.4	48.5
Loans to SMEs and Individual Customers	2,166.0	42.8	2,123.2

*	Above figures are aggregate banking and trust account amounts.

*	Above figures do not include loans booked at overseas offices and offshore loans.
*	The definition of “Small and Medium-sized Enterprises” is as follows:
Enterprises of which the capital is ¥300 million or below (¥100 million or below for the wholesale industry, and ¥50 million or below for the retail, restaurant and commodity lease industries, etc.), or enterprises with full-time employees of 300 or below (100 or below for the wholesale and commodity lease industries etc., 50 or below for the retail and restaurant industries.)

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Mizuho Financial Group, Inc.

10. Status of Loans by Region

Non-Consolidated

Aggregate Figures for the 2 Banks (Banking Account + Trust Account)

	(Billions of yen)
	As of September 30, 2016				As of March 31, 2016
		Non-Accrual, Past Due & Restructured Loans	Change
	Outstanding Balance		Outstanding Balance	Non-Accrual, Past Due & Restructured Loans	Outstanding Balance	Non-Accrual, Past Due & Restructured Loans
Asia	6,121.2	27.2	(684.9)	2.7	6,806.1	24.5
Hong Kong	1,371.8	8.7	(4.8)	(0.1)	1,376.6	8.9
South Korea	554.9	—	(135.8)	—	690.8	—
Singapore	1,034.7	16.4	(160.2)	1.9	1,195.0	14.5
Thailand	799.8	1.8	(47.4)	1.0	847.2	0.7
Central and South America	3,500.4	50.8	(433.6)	1.3	3,934.0	49.4
North America	5,625.8	17.1	(136.2)	(5.0)	5,762.1	22.1
Eastern Europe	52.3	0.8	(2.6)	(0.3)	55.0	1.2
Western Europe	2,978.3	13.6	(414.4)	(6.5)	3,392.8	20.1
Other	2,228.2	9.7	(136.2)	(1.7)	2,364.5	11.4
Total	20,506.4	119.5	(1,808.2)	(9.4)	22,314.6	129.0

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Mizuho Financial Group, Inc.

III. DEFERRED TAXES

1. Estimation for Calculating Deferred Tax Assets

Non-Consolidated

Mizuho Bank

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2016 to September 30, 2021)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	3,004.5
Income before Income Taxes	2	3,053.7
Tax Adjustments *[1]	3	303.0
Taxable Income before Current Deductible Temporary Differences *[2]	4	3,356.7

Effective Statutory Tax Rate	5	30.80%/30.56%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	1,028.5

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2016.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2012	80.5
Fiscal 2013	304.2
Fiscal 2014	546.7
Fiscal 2015	496.0
First Half of Fiscal 2016(estimate)	230.0

*1. Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.

*2. Figure for fiscal 2013 is the aggregate figure for MHBK and the former MHBK. Figures for fiscal 2012 and before are the aggregate figures for the former MHBK and the former MHCB.

*3. Figure for the first half of fiscal 2016 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2016		As of March 31, 2016
			Change
Reserves for Possible Losses on Loans	7	127.6	(7.4)	135.1
Impairment of Securities	8	159.6	1.2	158.3
Net Unrealized Losses on Other Securities	9	22.4	2.2	20.1
Reserve for Employee Retirement Benefits	10	—	—	—
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	256.3	3.4	252.8

Total Deferred Tax Assets	14	566.0	(0.5)	566.5

Valuation Allowance	15	(184.0)	9.8	(193.9)

Sub-Total [ 14 + 15 ]	16	382.0	9.3	372.6

Amount related to Retirement Benefits Accounting *[1]	17	(145.2)	(1.8)	(143.3)
Net Unrealized Gains on Other Securities	18	(372.5)	54.8	(427.3)
Net Deferred Hedge Gains	19	(85.5)	(18.9)	(66.5)
Other	20	(34.2)	3.2	(37.4)

Total Deferred Tax Liabilities	21	(637.4)	37.2	(674.7)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(255.4)	46.5	(302.0)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(373.2)	55.1	(428.4)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(85.5)	(18.9)	(66.5)
Tax effects related to others	25	203.3	10.3	192.9

*1	Amount related to Retirement Benefits Accounting includes ¥(75.4) billion related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥3,004.5 billion [1]

Income before Income Taxes: ¥3,053.7 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥3,356.7 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥566.0 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥184.0 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥637.4 billion [21], ¥255.4 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-31

Mizuho Financial Group, Inc.

Mizuho Trust & Banking

1. Estimate of future taxable income

		(Billions of yen)
		Total amount for five years (from October 1, 2016 to September 30, 2021)
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	1	239.3
Income before Income Taxes	2	221.3
Tax Adjustments *[1]	3	(7.0)
Taxable Income before Current Deductible Temporary Differences *[2]	4	214.3

Effective Statutory Tax Rate	5	30.80%/30.60%
Deferred Tax Assets corresponding to Taxable Income before Current Deductible Temporary Differences [ 4 x 5 ]	6	65.7

*1.	Tax Adjustments are estimated future book-tax differences under the provisions of the corporation tax law and others.
*2.	Taxable Income before Current Deductible Temporary Differences is an estimate of taxable income before adjusting deductible temporary differences as of September 30, 2016.

(Reference) Past results of taxable income (tax loss)

(Billions of yen)
Fiscal 2012	26.8
Fiscal 2013	39.9
Fiscal 2014	14.6
Fiscal 2015	45.1
First Half of Fiscal 2016 (estimate)	24.0

*1.	Figures are taxable income (tax loss) amounts per the final corporation tax returns before deducting tax losses carried forward from prior years. Subsequent amendments have not been reflected.
*2.	Figure for the first half of fiscal 2016 is an estimate of taxable income.

2. Breakdown of Deferred Tax Assets

		(Billions of yen)
		As of September 30, 2016		As of March 31, 2016
			Change
Reserves for Possible Losses on Loans	7	1.8	(0.0)	1.9
Impairment of Securities	8	14.8	(0.7)	15.6
Net Unrealized Losses on Other Securities	9	0.5	0.2	0.3
Reserve for Employee Retirement Benefits	10	10.5	0.3	10.2
Net Deferred Hedge Losses	11	—	—	—
Tax Losses Carried Forward	12	—	—	—
Other	13	4.4	(0.3)	4.7

Total Deferred Tax Assets	14	32.3	(0.5)	32.9

Valuation Allowance	15	(15.6)	(0.0)	(15.6)

Sub-Total [ 14 + 15 ]	16	16.7	(0.5)	17.2

Amount related to Retirement Benefits Accounting *[1]	17	(4.5)	—	(4.5)
Net Unrealized Gains on Other Securities	18	(19.6)	4.2	(23.9)
Net Deferred Hedge Gains	19	(1.0)	(0.8)	(0.2)
Other	20	(0.4)	0.1	(0.6)

Total Deferred Tax Liabilities	21	(25.7)	3.5	(29.3)

Net Deferred Tax Assets (Liabilities) [16 + 21]	22	(9.0)	2.9	(12.0)
Tax effects related to Net Unrealized Losses (Gains) on Other Securities *[2]	23	(19.8)	4.0	(23.9)
Tax effects related to Net Deferred Hedge Losses (Gains)	24	(1.0)	(0.8)	(0.2)
Tax effects related to others	25	11.8	(0.2)	12.1

*1	Amount related to Retirement Benefits Accounting is deferred tax liabilities related to gains on securities contributed to employee retirement benefit trust.
*2	Tax effects related to Net Unrealized Losses (Gains) on Other Securities is the amount after deducting Valuation Allowance.

Assessment of Recoverability of Deferred Tax Assets is based on 19. Company Classification (Category 2) of “Revised Implementation Guidance on Recoverability of Deferred Tax Assets” (ASBJ Guidance No.26).

Future taxable income was estimated using assumptions used in the Business Plan, etc. Details of the respective estimated five-year totals are as follows:

Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans): ¥239.3 billion [1]

Income before Income Taxes: ¥221.3 billion [2]

Taxable Income before Current Deductible Temporary Differences: ¥214.3 billion [4].

On the other hand, Deferred Tax Assets which are tax deductible in the future, such as Reserves for Possible Losses on Loans amount to ¥32.3 billion [14]. However, after considering temporary differences which are not expected to be reversed, Valuation Allowance of ¥15.6 billion [15] was provided, therefore after offsetting Deferred Tax Liabilities of ¥25.7 billion [21], ¥9.0 billion [22] of Net Deferred Tax Liabilities were recorded on the balance sheet.

The above includes forward-looking information. See the disclaimer at the end of the table of contents located at the beginning of this document.

2-32

Mizuho Financial Group, Inc.

IV. OTHERS

1. Breakdown of Deposits (Domestic Offices)

Non-Consolidated

	(Billions of yen)
	As of September 30, 2016		As of March 31, 2016
Aggregate Figures for the 2 Banks		Change

Deposits	88,881.2	809.9	88,071.3

Individual Deposits	40,587.1	345.9	40,241.2
Corporate Deposits	41,393.4	698.3	40,695.0
Financial/Government Institutions	6,900.6	(234.3)	7,135.0
Mizuho Bank
Deposits	85,607.8	578.8	85,028.9

Individual Deposits	39,545.5	381.6	39,163.9
Corporate Deposits	40,064.7	675.8	39,388.9
Financial/Government Institutions	5,997.4	(478.6)	6,476.1
Mizuho Trust & Banking
Deposits	3,273.4	231.0	3,042.4

Individual Deposits	1,041.6	(35.6)	1,077.3
Corporate Deposits	1,328.6	22.4	1,306.1
Financial/Government Institutions	903.2	244.2	658.9

*	Above figures do not include deposits booked at overseas offices and offshore deposits.

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Mizuho Financial Group, Inc.

2. Number of Directors and Employees

Aggregate Figures for Mizuho Financial Group, the 2 Banks, and Mizuho Securities

	As of September 30, 2016		As of March 31, 2016
		Change
Directors, Executive Officers as defined in the Companies Act, and Auditors	66	(2)	68
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	118	8	110
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	41,511	2,604	38,907

Aggregate Figures for Mizuho Financial Group, and the 2 Banks

Directors, Executive Officers as defined in the Companies Act, and Auditors	49	(3)	52
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	100	10	90
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	34,158	2,245	31,913

Mizuho Financial Group

Directors and Executive Officers as defined in the Companies Act	23	(3)	26
Executive Officers as defined in the Companies Act	15	(3)	18
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors and Executive Officers as defined in the Companies Act)	53	16	37
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	1,371	53	1,318

Mizuho Bank

Directors and Auditors	20	—	20
Executive Officers as defined in our internal regulations and Specialist Officers (excluding those doubling as Directors)	68	2	66
Employees (excluding Executive Officers as defined in our internal regulations and Specialist Officers)	29,452	2,097	27,355

Mizuho Trust & Banking

Directors and Auditors	13	—	13
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	22	1	21
Employees (excluding Executive Officers as defined in our internal regulations)	3,335	95	3,240

Mizuho Securities

Directors and Auditors	19	1	18
Executive Officers as defined in our internal regulations (excluding those doubling as Directors)	31	(2)	33
Employees (excluding Executive Officers as defined in our internal regulations)	7,353	359	6,994

*1.	Mizuho Financial Group and Mizuho Bank have newly introduced “Specialist Officer” positions from April 1, 2016.
*2.	In the tables that denote aggregate figures for more than one company, the numbers have been adjusted for Directors, Executive Officers as defined in our internal regulations, and Specialist Officers doubling other positions.
*3.	The number of Executive Officers as defined in our internal regulations includes those doubling as Directors of Mizuho Financial Group.
*4.	The figures for Mizuho Securities are denoted for reference.

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Mizuho Financial Group, Inc.

3. Number of Branches and Offices

Non-Consolidated

Aggregate Figures for the 2 Banks

	As of September 30, 2016		As of March 31, 2016
		Change
Head Offices and Domestic Branches	455	—	455
Overseas Branches	25	—	25
Domestic Sub-Branches	60	—	60
Overseas Sub-Branches	17	—	17
Overseas Representative Offices	6	—	6

*      Head Offices and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Bank

Head Office and Domestic Branches	419	—	419
Overseas Branches	25	—	25
Domestic Sub-Branches	41	—	41
Overseas Sub-Branches	17	—	17
Overseas Representative Offices	6	—	6

*      Head Office and Domestic Branches do not include in-store branches (2), branches and offices for remittance purposes only (46), branches offering account transfer services only (2), branches and offices to maintain shared ATMs only (1), internet branches (1) and pension plan advisory offices (1).

Mizuho Trust & Banking

Head Office and Domestic Branches	36	—	36
Overseas Branches	—	—	—
Domestic Sub-Branches	19	—	19
Overseas Sub-Branches	—	—	—
Overseas Representative Offices	—	—	—

2-35

Mizuho Financial Group, Inc.

4. Earnings Plan for Fiscal 2016

Consolidated

	(Billions of yen)
	Fiscal 2016
Ordinary Profits	770.0
Profit Attributable to Owners of Parent	600.0

Non-Consolidated
Mizuho Bank, Mizuho Trust & Banking
	(Billions of yen)
	Fiscal 2016
	Aggregate Figures for the 2 Banks	MHBK	MHTB *
Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans)	575.0	530.0	45.0
Ordinary Profits	525.0	475.0	50.0
Net Income	380.0	345.0	35.0

Credit-related Costs	(55.0)	(55.0)	—

*	Net Business Profits (before Reversal of (Provision for) General Reserve for Losses on Loans) for MHTB excludes the amounts of Credit Costs for Trust Accounts.

The above information constitute forward-looking statements. Please see the legend regarding forward-looking statements in CONTENTS.

2-36

Mizuho Bank, Ltd.

(Attachments)

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO BANK

	Millions of yen
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥35,301,082	¥30,156,145	¥5,144,936
Call Loans	167,201	266,249	(99,048)
Receivables under Resale Agreements	674,114	368,351	305,763
Other Debt Purchased	568,268	729,842	(161,574)
Trading Assets	5,693,784	6,421,352	(727,567)
Money Held in Trust	3,167	3,197	(29)
Securities	31,663,053	37,903,140	(6,240,086)
Loans and Bills Discounted	69,100,177	70,374,392	(1,274,215)
Foreign Exchange Assets	1,346,301	1,343,546	2,754
Derivatives other than for Trading	4,671,257	5,008,314	(337,056)
Other Assets	2,207,754	1,688,087	519,666
Tangible Fixed Assets	823,914	836,484	(12,570)
Intangible Fixed Assets	692,726	636,583	56,143
Prepaid Pension Cost	475,146	469,034	6,111
Customers’ Liabilities for Acceptances and Guarantees	5,134,450	5,297,202	(162,752)
Reserves for Possible Losses on Loans	(372,223)	(379,190)	6,966

Total Assets	¥158,150,176	¥161,122,736	¥(2,972,559)

Liabilities
Deposits	¥101,928,492	¥100,197,037	¥1,731,455
Negotiable Certificates of Deposit	8,992,754	11,177,095	(2,184,341)
Call Money	965,292	1,127,524	(162,231)
Payables under Repurchase Agreements	7,332,471	7,588,922	(256,451)
Guarantee Deposits Received under Securities Lending Transactions	763,564	786,431	(22,866)
Commercial Paper	672,313	777,601	(105,288)
Trading Liabilities	4,762,196	5,198,295	(436,098)
Borrowed Money	9,535,065	8,697,522	837,542
Foreign Exchange Liabilities	843,780	682,188	161,591
Bonds and Notes	3,951,738	4,376,773	(425,034)
Derivatives other than for Trading	3,731,362	4,423,937	(692,574)
Other Liabilities	1,966,872	2,998,753	(1,031,881)
Reserve for Bonus Payments	15,099	20,437	(5,337)
Reserve for Variable Compensation	634	1,300	(666)
Reserve for Possible Losses on Sales of Loans	3	267	(263)
Reserve for Contingencies	204	800	(595)
Reserve for Reimbursement of Deposits	14,739	15,041	(302)
Reserve for Reimbursement of Debentures	35,273	39,245	(3,971)
Deferred Tax Liabilities	255,482	302,072	(46,589)
Deferred Tax Liabilities for Revaluation Reserve for Land	67,247	67,991	(743)
Acceptances and Guarantees	5,134,450	5,297,202	(162,752)

Total Liabilities	150,969,040	153,776,443	(2,807,403)

Net Assets
Common Stock and Preferred Stock	1,404,065	1,404,065	—
Capital Surplus	2,286,328	2,286,795	(466)
Capital Reserve	655,418	655,324	93
Other Capital Surplus	1,630,910	1,631,471	(560)
Retained Earnings	2,167,359	2,231,469	(64,110)
Appropriated Reserve	225,810	169,829	55,981
Other Retained Earnings	1,941,548	2,061,640	(120,091)
Retained Earnings Brought Forward	1,941,548	2,061,640	(120,091)

Total Shareholders’ Equity	5,857,753	5,922,330	(64,577)

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	962,192	1,106,333	(144,141)
Net Deferred Hedge Gains (Losses), net of Taxes	214,396	169,143	45,252
Revaluation Reserve for Land, net of Taxes	146,794	148,483	(1,689)

Total Valuation and Translation Adjustments	1,323,382	1,423,961	(100,578)

Total Net Assets	7,181,136	7,346,292	(165,156)

Total Liabilities and Net Assets	¥158,150,176	¥161,122,736	¥(2,972,559)

2-37

Mizuho Bank, Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO BANK

	Millions of yen
	For the six months ended September 30, 2016 (A)	For the six months ended September 30, 2015 (B)	Change (A) - (B)
Ordinary Income	¥1,075,664	¥1,151,966	¥(76,301)
Interest Income	570,512	607,917	(37,404)
Interest on Loans and Bills Discounted	388,213	401,045	(12,831)
Interest and Dividends on Securities	119,871	144,430	(24,559)
Fee and Commission Income	233,330	239,556	(6,226)
Trading Income	75,454	49,353	26,100
Other Operating Income	107,111	117,133	(10,022)
Other Ordinary Income	89,256	138,004	(48,747)

Ordinary Expenses	794,494	740,910	53,583
Interest Expenses	208,153	177,060	31,092
Interest on Deposits	79,496	58,867	20,628
Fee and Commission Expenses	49,709	51,858	(2,148)
Trading Expenses	390	6,151	(5,761)
Other Operating Expenses	20,797	22,612	(1,814)
General and Administrative Expenses	441,372	416,470	24,902
Other Ordinary Expenses	74,070	66,756	7,313

Ordinary Profits	281,170	411,055	(129,884)

Extraordinary Gains	1,423	5,881	(4,458)

Extraordinary Losses	2,643	1,610	1,033

Income before Income Taxes	279,949	415,326	(135,377)
Income Taxes:
Current	76,978	110,150	(33,172)
Deferred	(9,716)	22,750	(32,467)

Net Income	¥212,688	¥282,426	¥(69,737)

2-38

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO TRUST & BANKING

	Millions of yen
	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Cash and Due from Banks	¥1,739,206	¥1,665,011	¥74,195
Call Loans	11,628	5,520	6,107
Guarantee Deposits Paid under Securities Borrowing Transactions	110,036	215,970	(105,933)
Other Debt Purchased	10,862	13,358	(2,496)
Trading Assets	132,466	127,305	5,161
Money Held in Trust	3,053	2,578	475
Securities	1,262,886	1,492,120	(229,233)
Loans and Bills Discounted	3,330,571	3,496,313	(165,742)
Foreign Exchange Assets	4,733	3,675	1,057
Other Assets	78,257	80,648	(2,391)
Tangible Fixed Assets	24,681	24,632	48
Intangible Fixed Assets	27,961	24,022	3,939
Prepaid Pension Cost	49,438	49,795	(356)
Customers’ Liabilities for Acceptances and Guarantees	40,209	43,749	(3,539)
Reserves for Possible Losses on Loans	(5,164)	(5,636)	471

Total Assets	¥6,820,830	¥7,239,067	¥(418,236)

Liabilities
Deposits	¥3,286,590	¥3,056,268	¥230,322
Negotiable Certificates of Deposit	262,710	353,070	(90,360)
Call Money	729,953	1,162,877	(432,923)
Payables under Repurchase Agreements	60,672	67,602	(6,930)
Guarantee Deposits Received under Securities Lending Transactions	313,198	420,713	(107,515)
Trading Liabilities	124,363	121,483	2,879
Borrowed Money	298,083	366,955	(68,871)
Foreign Exchange Liabilities	—	0	(0)
Bonds and Notes	10,000	10,000	—
Due to Trust Accounts	1,092,577	1,019,554	73,022
Other Liabilities	58,240	60,074	(1,833)
Reserve for Bonus Payments	2,100	1,953	147
Reserve for Variable Compensation	206	401	(194)
Reserve for Reimbursement of Deposits	1,089	1,113	(23)
Deferred Tax Liabilities	9,079	12,043	(2,963)
Acceptances and Guarantees	40,209	43,749	(3,539)

Total Liabilities	6,289,077	6,697,859	(408,782)

Net Assets
Common Stock and Preferred Stock	247,369	247,369	—
Capital Surplus	15,505	15,505	—
Capital Reserve	15,505	15,505	—
Retained Earnings	182,167	180,091	2,076
Appropriated Reserve	27,427	23,327	4,099
Other Retained Earnings	154,739	156,763	(2,023)
Retained Earnings Brought Forward	154,739	156,763	(2,023)

Total Shareholders’ Equity	445,042	442,965	2,076

Net Unrealized Gains (Losses) on Other Securities, net of Taxes	84,231	97,740	(13,508)
Net Deferred Hedge Gains (Losses), net of Taxes	2,478	501	1,977

Total Valuation and Translation Adjustments	86,710	98,241	(11,530)

Total Net Assets	531,753	541,207	(9,454)

Total Liabilities and Net Assets	¥6,820,830	¥7,239,067	¥(418,236)

2-39

Mizuho Trust & Banking Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO TRUST & BANKING

	Millions of yen
	For the six months ended September 30, 2016 (A)	For the six months ended September 30, 2015 (B)	Change (A) - (B)
Ordinary Income	¥95,275	¥98,773	¥(3,498)
Fiduciary Income	24,295	26,782	(2,487)
Interest Income	20,045	25,460	(5,415)
Interest on Loans and Bills Discounted	12,920	14,294	(1,374)
Interest and Dividends on Securities	6,261	10,222	(3,961)
Fee and Commission Income	24,508	24,160	347
Trading Income	476	888	(412)
Other Operating Income	10,355	14,440	(4,084)
Other Ordinary Income	15,593	7,040	8,553

Ordinary Expenses	64,423	68,030	(3,607)
Interest Expenses	4,747	5,435	(688)
Interest on Deposits	702	1,079	(376)
Fee and Commission Expenses	12,377	12,919	(542)
Other Operating Expenses	1,743	6,676	(4,933)
General and Administrative Expenses	43,714	39,729	3,985
Other Ordinary Expenses	1,841	3,269	(1,428)

Ordinary Profits	30,851	30,742	108

Extraordinary Gains	—	864	(864)

Extraordinary Losses	61	122	(60)

Income before Income Taxes	30,789	31,485	(695)
Income Taxes:
Current	7,952	6,298	1,653
Deferred	261	3,564	(3,303)

Net Income	¥22,576	¥21,622	¥953

2-40

Mizuho Trust & Banking Co., Ltd.

(Reference)

Statement of Trust Assets and Liabilities

As of September 30, 2016	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	834,328	Money Trusts	18,261,755
Securities	1,129,763	Pension Trusts	3,929,675
Beneficiary Rights to the Trusts	47,262,342	Property Formation Benefit Trusts	3,651
Securities held in Custody Accounts	379,551	Investment Trusts	15,801,296
Money Claims	4,348,076	Money Entrusted Other than Money Trusts	1,430,173
Tangible Fixed Assets	6,017,769	Securities Trusts	7,712,291
Intangible Fixed Assets	323,752	Money Claims Trusts	3,237,100
Other Claims	82,419	Land and Fixtures Trusts	333,531
Due from Banking Account	1,092,577	Composite Trusts	11,369,974
Cash and Due from Banks	614,074	Other Trusts	5,204

Total	62,084,656	Total	62,084,656

Notes:
1.	The statement is exclusive of the Trusts that are difficult to value monetarily.
2.	Beneficiary Rights to the Trusts include entrusted Trusts for asset maintenance of ¥45,972,963 million.
3.	Joint trust assets under the management of other companies: ¥400,686 million
	There is no “Trust assets under the service-shared co-trusteeship” in “Joint trust assets under the management of other companies”.
4.	Loans and Bills Discounted among Money Trusts with the contracts of principal indemnification amounted to ¥13,111 million. Of this amount, Balance of Non-Accrual Delinquent Loans is ¥2,882 million.

(Reference) Breakdown of Accounts of Money Trusts and Loan Trusts with the contracts of principal indemnification (including Trusts entrusted for asset management) are as follows:

Money Trusts	Millions of yen
Assets	Amount	Liabilities	Amount
Loans and Bills Discounted	13,111	Principal	738,433
Securities	2	Reserve	40
Others	725,462	Others	102

Total	738,576	Total	738,576

2-41

Mizuho Trust & Banking Co., Ltd.

(Reference)

Comparison of Balances of Principal Items

	Millions of yen
Items	As of September 30, 2016 (A)	As of March 31, 2016 (B)	Change (A) - (B)
Total Amount of Funds	25,744,383	25,771,881	(27,498)
Deposits	3,286,590	3,056,268	230,322
Negotiable Certificates of Deposit	262,710	353,070	(90,360)
Money Trusts	18,261,755	18,620,805	(359,049)
Pension Trusts	3,929,675	3,738,037	191,638
Property Formation Benefit Trusts	3,651	3,700	(48)
Loans and Bills Discounted	4,164,899	4,377,247	(212,347)
of Banking accounts	3,330,571	3,496,313	(165,742)
of Trust accounts	834,328	880,933	(46,605)
Securities for Investments	2,392,649	2,512,268	(119,618)
of Banking accounts	1,262,886	1,492,120	(229,233)
of Trust accounts	1,129,763	1,020,148	109,614

2-42

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED BALANCE SHEETS (selected items)

OF MIZUHO SECURITIES

	Millions of yen
	As of September 30, 2016(A)	As of March 31, 2016 (B)	Change (A) - (B)
Assets
Current Assets
Cash and Bank Deposits	¥365,091	¥283,049	¥82,041
Cash Segregated as Deposits for Customers and Others	222,425	170,684	51,741
Trading Assets	6,100,324	5,990,021	110,303
Receivables—Unsettled Trades	—	27,923	(27,923)
Operating Investment Securities	20,477	19,010	1,466
Operating Loans Receivable	2,860	3,100	(240)
Receivables Related to Margin Transactions	83,875	98,958	(15,082)
Collateralized Short-Term Financing Agreements-Receivable	3,839,234	3,949,642	(110,408)
Advances Paid	199	107	92
Securities: Fail to Deliver	18,535	11,937	6,598
Short-Term Loans Receivable	27,109	50,711	(23,602)
Deferred Tax Assets	31,907	8,735	23,172
Other Current Assets	439,610	404,314	35,295
Less: Allowance for Doubtful Accounts	(8)	(16)	8
Noncurrent Assets
Property and Equipment	14,155	14,540	(385)
Intangible Assets	46,066	42,370	3,695
Investments and Other Assets	285,447	308,153	(22,705)

Total Assets	¥11,497,312	¥11,383,246	¥114,066

Liabilities
Current Liabilities
Trading Liabilities	¥4,450,664	¥4,445,062	¥5,602
Payables—Unsettled Trades	1,088,242	—	1,088,242
Payables Related to Margin Transactions	25,861	42,278	(16,417)
Collateralized Short-Term Financing Agreements-Payable	3,120,581	3,861,722	(741,140)
Deposits Received	208,311	136,356	71,954
Guarantee Deposits Received	190,198	154,013	36,185
Securities: Fail to Receive	6,105	4,271	1,833
Short-Term Borrowings	319,998	479,403	(159,405)
Commercial Paper	317,800	513,700	(195,900)
Bonds and Notes Due within One Year	83,095	55,602	27,492
Lease Obligations	372	377	(5)
Income Taxes Payable	819	4,400	(3,581)
Accrued Employees’ Bonuses	10,840	13,217	(2,376)
Provision for Variable Compensation	406	790	(383)
Provision for Bonus Point Redemption	749	623	126
Other Current Liabilities	28,099	31,422	(3,323)
Noncurrent Liabilities
Bonds and Notes	539,438	548,766	(9,328)
Long-Term Borrowings	279,200	409,400	(130,200)
Lease Obligations	665	857	(191)
Provision for Retirement Benefits	18,814	18,034	779
Other Noncurrent Liabilities	1,812	1,885	(73)
Statutory Reserves
Reserve for Financial Instruments Transaction Liabilities	2,200	2,005	194

Total Liabilities	10,694,276	10,724,190	(29,914)

Net Assets
Common Stock	125,167	125,167	—
Capital Surplus	381,649	381,649	—
Additional Paid—in Capital	285,831	285,831	—
Other Capital Surplus	95,817	95,817	—
Retained Earnings	278,686	149,594	129,091
Other Retained Earnings	278,686	149,594	129,091
Retained Earnings Brought Forward	278,686	149,594	129,091

Total Shareholders’ Equity	785,502	656,411	129,091

Net Unrealized Gains on (Operating) Investment Securities, net of Tax	19,830	21,626	(1,796)
Net Deferred Gains or Losses on Hedges, net of Tax	(2,296)	(18,982)	16,685

Total Valuation and Translation Adjustments	17,533	2,644	14,888

Total Net Assets	803,036	659,056	143,980

Total Liabilities and Net Assets	¥11,497,312	¥11,383,246	¥114,066

2-43

Mizuho Securities Co., Ltd.

COMPARISON OF NON-CONSOLIDATED STATEMENTS OF INCOME

(selected items) OF MIZUHO SECURITIES

	Millions of yen
	For the six months ended September 30, 2016 (A)	For the six months ended September 30, 2015 (B)	Change (A) - (B)
Operating Revenues	¥176,709	¥159,906	¥16,803
Commissions	75,907	79,643	(3,736)
Net Gain on Trading	81,846	64,068	17,777
Net Gain on Operating Investment Securities	66	3,272	(3,205)
Interest and Dividend Income	18,889	12,921	5,968

Interest Expenses	17,169	12,547	4,622

Net Operating Revenues	159,539	147,358	12,180

Selling, General and Administrative Expenses	118,210	116,372	1,837
Transaction-Related Expenses	26,091	26,701	(609)
Personnel Expenses	45,085	42,297	2,787
Real Estate Expenses	13,195	12,659	536
Administrative Expenses	22,441	24,112	(1,670)
Depreciation and Amortization	8,152	7,080	1,071
Taxes and Dues	1,484	1,894	(410)
Provision of Allowance for Doubtful Accounts	(81)	(198)	117
Other	1,841	1,826	14

Operating Income	41,329	30,986	10,343

Non-Operating Income	6,929	4,139	2,789
Non-Operating Expenses	661	467	194

Ordinary Income	47,597	34,659	12,938

Extraordinary Gain	67,834	13,143	54,691

Extraordinary Loss	1,519	800	719

Income before Income Taxes	113,911	47,002	66,909
Income Taxes:
Current	79	78	0
Deferred	(33,394)	13,943	(47,337)

Net Income	¥147,227	¥32,979	¥114,247

2-44